Exhibit 99.2

Genetic Technologies Annual Report 2017 Personalising health

ABOUT LISTED GENETIC TECHNOLOGIES Founded in 1989, Genetic Technologies is an Australian-based global molecular diagnostics company that offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. Listed on the ASX (GTG) in 2000 and NASDAQ (GENE) in 2005, the Company has an established fee-for-service genetic testing business that is primarily focused on the U.S. market. Following its acquisition, in 2010, of a proprietary breast cancer risk assessment test named BREVAGen™, the Company successfully launched the first generation BREVAGen test across the U.S. in 2011, via its U.S. subsidiary Phenogen Sciences Inc., it established a permanent office in North Carolina from which its current U.S. sales activities are based, and released the second generation BREVAGenplus® test in October 2014, significantly expanding its applicable market. The Company’s lead product BREVAGenplus, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. BREVAGenplus is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans, and is directed towards women aged 35 years or above who have not had breast cancer. The Company markets BREVAGenplus, through its U.S. subsidiary Phenogen Sciences Inc., to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists, such as breast surgeons. For more information, please visit www.brevagenplus.com and www.phenogensciences.com. Further, Genetic Technologies is developing a pipeline of risk assessment products including a novel colorectal cancer risk assessment test. For more information, please visit www.gtglabs.com. From its headquarters in Melbourne, Victoria, the Company’s laboratory holds a number of accreditations including: » The Clinical Laboratory Improvement Amendments (CLIA) license required for all laboratories offering test in the U.S.; » The Clinical Laboratory Evaluation Program (CLEP) license, an additional certification required to offer tests in New York State; » A Medical Device Establishment License (MDEL) required for Canada; » The laboratory complies with the International Organisation for Standardisation (ISO), enabling it to accept test samples from anywhere in the world. CONTENTS IFC 02 05 06 07 15 ABOUT GENETIC TECHNOLOGIES CHAIRMAN AND CEO’S MESSAGE BOARD OF DIRECTORS SENIOR MANAGEMENT MOLECULAR DIAGNOSTICS AND CANCER LICENSING AND IP 39 40 41 42 72 73 CONSOLIDATED BALANCE SHEET CONSOLIDATED STATEMENT OF CASH FLOWS CONSOLIDATED STATEMENT OF CHANGES IN EQUITY NOTES TO THE FINANCIAL STATEMENTS DIRECTORS’ DECLARATION AUDITOR’S INDEPENDENCE DECLARATION 18 37 38 DIRECTORS’ REPORT CORPORATE GOVERNANCE STATEMENT CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/ (LOSS) 74 79 IBC AUDITOR’S REPORT ASX ADDITIONAL INFORMATION CORPORATE INFORMATION

"I KNOW MY RISK ON THE RACE TRACK. DO YOU KNOW YOUR RISK FOR DEVELOPING BREAST CANCER?" - Plppa Mann, Verizon lndyCa,..Serls Qriver 1 in 8 women will develop breast cancer"'in her lifetime. While racing at 230 MPH is taking a calculated risk, knowing your risk for qreast cancer sh uld no.t be. BREVAGenp/u.s® is a scientifically validated test that will assess your r sk for developing breast cancer. ··· § Ao Gen plus or call 1-877-99-BREVA (27382) to learn more about this test. Feotu-e on SREVAGenplus tJot oppeored in the USA TodJY speci>l commemaofoe edition olr!ut tJelndi>nopolis 500 Roce • MJY ,3)16.

CHAIRMAN AND CEO’S MESSAGE The repositioning and repricing of BREVAGenplus®, along with the addition of a Colorectal Cancer Risk assessment test and the launch of a research agreement with a top-tier institution were key initiatives toward the goal of achieving optimal shareholder value. Prior to receiving the annual report for 2017, you may have seen the Company’s press release, issued on August 24th, announcing the launch of a strategic initiative to explore a wide range of possible transaction alternatives to facilitate near and long-term shareholder value. The genesis of the initiative, which is being managed by U.S. based advisor ROTH Capital Partners, was based on the realisation that now is an ideal time to embark on such a program. As a result of marketing efforts for BREVAGenplus over the past two years, the profile of the Company’s expertise in SNP-based risk assessment test development has increased among the international academic, business and investment communities. In particular, fiscal 2017 proved to be an important period in this regard as the Company was able to leverage momentum in product and corporate brand awareness to add assets to the development pipeline in the form of a colorectal cancer risk assessment test and a research partnership with the Ohio State University, enhancing Genetic Technologies opportunities. Building upon these milestones, and in conjunction with current operational activities, the Company engaged ROTH Capital to manage a comprehensive campaign to explore additional opportunities to fast track value generation for all shareholders. DR. MALCOLM R. BRANDON Non-Executive Chairman With respect to BREVAGenplus, the focus for the past year was geared toward improving the product’s overall awareness among healthcare providers and patients. In the process, the Company commenced activities with Susan G. Komen®, the world’s largest breast cancer organisation, which funds more breast cancer research than any other non-profit, outside of the U.S. government, while providing real-time help to those facing the disease. As a result, the Company conducted a promotional campaign around the Susan G. Komen® Dallas Race for the Cure® event, in Dallas, Texas as part of October 2016 National Breast Cancer Awareness Month. The Company again activated its partnership arrangement with Verizon IndyCar® series driver Pippa Mann that entered its second term in March 2017. Throughout the year, Mann participated in select regional promotional campaigns for BREVAGenplus and, on a national level, the product’s logo was represented on her #63 Dale Coyne Racing car during the 101st running of the Indianapolis 500, which took place in May 2017. The “Indy 500” is the largest single day sporting event in the world in terms of on-site attendance. Mann is one of only nine female athletes to ever compete in the Indianapolis 500 and the only female driver to start in the race over the past four consecutive years. Mann was recently honored as one of Susan G. Komen’s More Than Pink™ heroes in support of the organisation’s Bold Goal - to reduce the current number of breast cancer deaths in the U.S. by half, by 2026, and we are proud to once again be associated with such an outstanding ambassador for the cause. The Company is constantly exploring ways to improve BREVAGenplus and, in December 2016, after an internal review, several modifications designed to streamline the physician experience, were implemented to the underlying science base of the test. For instance, the clinical risk questionnaire, utilised in BREVAGenplus, was simplified from the then seven questions of the Gail Model to just two questions: “Age” and “Any First Degree Relatives.” Additionally, test results are now reported as a 5-year Absolute Risk of Developing Breast Cancer. This approach is modelled on that of Mavaddat et al (2015) 107(5): djv036 and provides multiple product benefits. It simplifies the data-input requirement by the physician, aligns the product more firmly with U.S. clinical guidelines, in particular, the United States Preventative Services Task Force (USPSTF) recommendation statement on chemoprevention of breast cancer, and automatically strengthens the validation data by tying the test to a multinational study of approximately 80,000 women. To accommodate the above changes, the Company redesigned the BREVAGenplus algorithm relying upon U.S. Surveillance, Epidemiology, and End Results (SEER) data for breast cancer incidence and competing mortality to calculate absolute risk. Test reports and corresponding request forms were also redesigned and marketing material revised, and to aid physician education, a white paper was drafted explaining and detailing these product enhancements. 02

Aligning the BREVAGenplus test with professional guidelines clearly strengthens BREVAGenplus’ role in personal healthcare management and, thus, represents a marked improvement in product positioning. Furthermore, existing Tamoxifen recommendation studies provide crystal clear ‘clinical utility’, and U.S. clinical guidelines require physicians to offer breast cancer risk assessment to their patients. The simplification of the test questionnaire is designed to enable physicians to easily incorporate BREVAGenplus testing into their daily routine. A recent survey found that up to 76% of clinicians never calculate breast cancer risk, Cancer Detect Prev (2015) 31(5): 375-83, indicating that a sufficiently easy to perform test, like BREVAGenplus, will help physicians fulfil their professional obligations to the patient. As part of the December 2016 internal review, the commercial strategy was also evaluated, in particular, how to ultimately incorporate BREVAGenplus into the personal health management culture. We realised then that an inherent challenge with the traditional reimbursement system is simply administrative gridlock. Therefore, in April 2017, the Company transitioned to a direct patient self-pay program. The rationale behind this strategic shift was based on the recognition that gaining adequate payment for BREVAGenplus had become increasingly difficult using a traditional payment model. Converting to a direct pay relationship with patients provides economic and process certainty to the transaction for the healthcare provider and most importantly, the patient. This change eliminates issues such as low levels of reimbursement, prolonged payment time, patient confusion around eligibility and financial responsibility and poor coverage. Under the patient self-pay program, the list price is USD 349.00, compared to the USD 2,795.00 previously presented to medical insurance providers. While the price discrepancy appears large, insurers generally pay a price much lower than list price, and the revised BREVAGenplus price of USD 349.00, is in line with what the Company previously received, on a per test basis, under the former insurance reimbursement program. Furthermore, an important ancillary benefit of this streamlined payment system is a refined marketing message and cost structure that assists in establishing relationships with physicians. MR. EUTILLIO BUCCILLI Executive Director and Chief Executive Officer Market feedback received suggests that the self-pay program is being well received by primary care providers. The market is recognising the benefits of BREVAGenplus and more importantly, has indicated the need for a breast cancer risk assessment tool that can be readily administered during a wellness visit. Historically, healthcare providers have been challenged with the implementation of any breast cancer risk assessment tool, including algorithmic models. The challenge primarily exists in the time necessary to implement a new test in an already time sensitive preventive patient examination visit. It is with this in mind, that the next stage of the Company’s commercial efforts for BREVAGenplus will be focused on creating an ease of product use protocol that, at a minimum, will maintain the efficiency of a healthcare provider’s daily routine. Inherent in the go-forward marketing plan, are consultation tools for healthcare providers and patients to alleviate time restraints associated with administering each test. BREVAGenplus includes a medical management assessment that recommends medical risk reduction and lifestyle changes if a patient’s results indicate high risk. Although a primary care provider may prescribe medical risk reduction, most primary care providers are requesting a referral site for patients who receive a high risk score. Whether breast surgeon, oncologist or breast centre, the referral site can properly examine and better consult with the patient. The approval and acceptance of BREVAGenplus, by the referral site, represents the completion of the patient management model. With the referral site in place, the primary care provider is in a position to confidently recommend BREVAGenplus to their patient population that qualify, and refer all high risk patients to their preferred specialist. Therefore, in addition to provider office practice efficiency, the Company is addressing the need for commitment from the high risk centres and specialists. Multiple high risk centres have been updated on the benefits of BREVAGenplus and they in turn have expressed interest or committed to accepting high risk patient referrals from their respective primary care providers. 03 GENETIC TECHNOLOGIES ANNUAL REPORT 2017

CHAIRMAN AND CEO’S MESSAGECONT. Throughout the year, the Company maintained a strong cash position that was further bolstered in December 2016, with the completion of an $8.1M private placement, which enabled the evaluation of pipeline enhancement opportunities without compromising operations. To this end, on the 29 November 2016, the Company announced the signing of an exclusive worldwide license agreement with The University of Melbourne for the development of a novel colorectal cancer (CRC) risk assessment test. Excluding skin cancers, CRC is the third most common cancer diagnosed in both men and women in the U.S. representing an overall lifetime risk of about 1 in 20 (5%). CRC is also the third leading cause of cancer-related deaths in the U.S. when men and women are considered separately, and the second leading cause when both are combined. As with breast cancer, early diagnosis is key as the majority of CRC cases are preventable by early detection and removal of precancerous polyps. The CRC risk assessment test is intended to help identify patients at high risk for CRC who should be subjected to intensive screening. Those identified as having a low risk of CRC can be spared expensive and invasive screening, thereby preventing adverse side effects and unnecessary expenses. The development of the CRC risk assessment test has the potential to provide a significant health benefit by improving existing screening modalities and compliance among patients most at risk of developing CRC. Risk stratification would also likely influence the age a patient will start screening and the frequency. The core technology behind the test was developed by Professor Mark Jenkins and his research team at the University’s Centre for Epidemiology and Biostatistics. The fundamental technology of the CRC risk assessment test is similar to BREVAGenplus and therefore, would fit synergistically into the Company’s existing infrastructure and processes. The product development program is comprised of a case-control study designed to confirm the previous modeling study, which identified a panel of 45 SNPs with utility for colorectal cancer risk prediction. A scientific validation study supporting this work has been recently completed by the University. Genetic Technologies will update the market further once the research findings have been published in scientific literature and are available in the public domain, but at this point, the Company is pleased to report that this is an important first milestone in the potential development of a new CRC risk assessment test. Reflective of the growing awareness of the Company’s expertise in SNP-based risk assessment, the pipeline enhancement initiative continued with the execution of an investigator initiated research Agreement with The Ohio State University. In similar fashion as the arrangement with The University of Melbourne, the terms of the Agreement are confidential however, fundamentally, Genetic Technologies will supply novel SNP-based genotyping for a clinical research study, through its CLIA laboratory facility, on a fee for service basis. The Company will be responsible for the development and validation of the new assay. As the Company enters fiscal 2018, we have a strong balance sheet ($11M in cash, as at 30 June 2017) to complement a streamlined commercial strategy, product development program and operational organisation. Moving forward, we remain strategically alert, nimble and opportunistic which is indicated by the recently launched strategic review initiative and from a resource allocation standpoint, the Company is now optimally structured as a result of BREVAGenplus’ transition to a direct patient self-pay methodology, which has enabled the Company to de-emphasise costly and resource heavy clinical utility studies designed to achieve reimbursement coverage through private insurers. In closing, we wish to thank our longstanding shareholders for their continued support and look forward to keeping everyone posted on our progress as we strive to facilitate value generation for all stakeholders in the Company. DR. MALCOLM R. BRANDON Non-Executive Chairman Genetic Technologies Limited MR. EUTILLIO BUCCILLI Executive Director and Chief Executive Officer Genetic Technologies Limited 04

BOARD OF DIRECTORS Dr. Malcolm R. Brandon Non-Executive Chairman Dr. Brandon was appointed to the Board in October 2009 and was appointed Chairman in November 2013. He has over 39 years’ experience in commercially focused research and development and in building successful companies which have commercialised a wide range of Australian and international technologies. Dr. Brandon is currently Managing Director of genetics and artificial animal breeding company Clone International which uses cloning technologies to preserve the genetics of elite animals. Mr. Eutillio Buccilli Executive Director Mr. Buccilli was appointed to the Board on June 12, 2015. Mr. Buccilli joined the Company in June 2014 as Chief Financial Officer. In November 2014, he was appointed to the position of Chief Operating Officer and Chief Financial Officer and was subsequently appointed Chief Executive Officer in February 2015. Mr. Buccilli has more than 35 years of senior management experience in the financial services, contracting and recruitment, property and retail industries in Australia and the U.S. He has held senior management positions with blue chip corporations such as General Electric (“GE”), Computer Science Corporation, Coles Myer and Challenger Limited. Whilst at GE, Mr. Buccilli was seconded to the U.S., where he worked at the GE Capital Headquarters located in Stamford Connecticut. He brings to the Board extensive financial, corporate governance, commercial and fund raising experience. Dr. Paul Kasian Non-Executive Director Dr. Kasian was appointed to the Board on 12 December 2013. He brings to the Board a combination of expertise in strategic business leadership and biotech investment giving him a deep understanding on key value drivers for companies in generating shareholder value. He is an experienced executive director with demonstrated domestic and international success in funds management, encompassing senior leadership, investment and risk roles. Dr. Kasian has held senior leadership positions in a number of investment groups, and has significant funds management experience in Australia leading investment in the healthcare and life sciences sector. He holds a PhD in Microbiology and a Master of Business Administration, both from the University of Melbourne and is a Graduate Member of the Australian Institute of Company Directors. Dr Kasian is also a Non-Executive Director of IODM Limited (ASX: IOD), ELK OrthoBiologics and Blockchain Global Limited. Mr. Grahame Leonard AM Non-Executive Director Mr. Leonard was appointed to the Board on 29 November 2013 and also serves as Chairman of the Company’s Audit Committee. He is a qualified Lawyer and Chartered Accountant. He brings over 35 years’ experience in the corporate world including Lysaght (BHP), BTR Nylex and The Thompson Corporation. His numerous community positions include former Commissioner, Victorian Multicultural Commission, former Chair, Victorian Government Multifaith Advisory Group and former Director of Transparency International Australia, (the Australian arm of the international anti-corruption watchdog). Dr. Lindsay Wakefield M.B.B.S Non-Executive Director Dr. Wakefield was appointed to the Board on September 24, 2014. Dr. Wakefield started Safetech in 1985. In 1993, he left Medicine to become the fulltime CEO of the Company. Over the next 25 years, Safetech became a force in the Australian material handling and lifting equipment market, designing and manufacturing a wide range of industrial products. In 2006, Safetech was awarded the Telstra Australian National Business of the Year. In 2013, Safetech merged to become STS (Safetech Tieman Solutions) which is Australia’s largest manufacturer and supplier of dock equipment, freight hoists and custom lifting solutions. Dr. Wakefield continues as Managing Director of STS and has been a keen Biotech investor for past 20 years, often at a mezzanine level. 05 GENETIC TECHNOLOGIES ANNUAL REPORT 2017

SENIOR MANAGEMENT Eutillio Buccilli Executive Director and Chief Executive Officer Mr. Buccilli was appointed Executive Director and Chief Executive Officer on June 12, 2015. Mr. Buccilli joined the Company in June 2014 as Chief Financial Officer. In November 2014, he was appointed to the position of Chief Operating Officer and Chief Financial Officer and was subsequently appointed Chief Executive Officer in February 2015. Mr. Buccilli has more than 35 years of senior management experience in the financial services, contracting and recruitment, property and retail industries in Australia and the U.S. He has held senior management positions with blue chip corporations such as General Electric (“GE”), Computer Science Corporation, Coles Myer and Challenger Limited. Whilst at GE, Mr. Buccilli was seconded to the U.S., where he worked at the GE Capital Headquarters located in Stamford Connecticut. He brings with him extensive financial, corporate governance, commercial and fund raising experience. Kevin Fischer Chief Financial Officer and Company Secretary Mr. Fischer was appointed to the role of Chief Financial Officer in November 2015 and on January 13, 2016 was appointed Company Secretary. He has over ten years of experience in senior finance roles with successful diagnostic companies, such as QIAGEN and Cellestis. Mr. Fischer is a CPA and Chartered Secretary who has significant experience in the administration, financial management and reporting for international operations similar to those of Genetic Technologies. Dr. Richard Allman Scientific Director Dr. Allman joined the Company in 2004 and was appointed as Scientific Director in December 2012. He has over 20 years of scientific and research experience in both the academic arena in the UK and the commercial sector in Australia. He has wide experience in research leadership, innovation management, and intellectual property strategy, covering oncology, diagnostics, and product development. Prior to entering the biotech sector, Dr. Allman’s academic career encompassed oncology research, drug development, and assay design. Chris Saunders Vice President Sales & Marketing Mr. Saunders was appointed VP Sales & Marketing in November 2015. Mr. Saunders brings more than 15 years of experience in senior sales, operations and marketing roles for start-up, publicly held and multi-national companies in the pharmaceutical and biotech sectors. He served as National Sales Director at Cbr Systems, a cord blood stem cell bank that serves customers in the U.S. and internationally. Most recently, he served as an early sales management leader at Natera, a genetic testing company that develops and commercialises non-invasive methods for analysing DNA. During his tenure, he successfully launched new products and product expansions through multiple channels including private practice, hospital, health system and distribution partnerships. Chris’s areas of expertise include business development, sales operations, training and management strategies focused on sales growth and market expansion. Dr. Susan J. Gross Senior Medical Director Dr. Gross was appointed to the role of Senior Medical Director in June 2016. She received her medical degree from the University of Toronto, Ontario, Canada, where she completed her residency in Obstetrics and Gynecology, as well as a fellowship in Maternal Fetal Medicine and a second residency/fellowship in Medical Genetics at the University of Tennessee (Memphis). She is board certified in both Obstetrics and Gynecology and Medical Genetics and is a Professor of Clinical Obstetrics & Gynecology, Women’s Health, Pediatrics and Genetics at the Albert Einstein College of Medicine. She served as past division director for the division of Reproductive Genetics at Montefiore Medical Centre as well as Chairperson of the Department of Obstetrics and Gynecology and founder of the Human Genetics Laboratory at Jacobi Medical Centre. Dr. Gross has spent decades not only in research and medical education, but also direct patient care, overseeing both large and small practice systems. She has worked on national and international guideline committees and lectured and published extensively on screening and genetic testing with a focus on new technologies and public health policy. She was previously the Chief Medical Officer of Natera Inc., a public genomic diagnostics company. 06

MOLECULAR DIAGNOSTICS AND CANCER When a Woman asks: “What is my Risk of Getting Breast Cancer”? INDIVIDUALISED BREAST CANCER RISK ASSESSMENT In women’s health, the number of breast cancer cases continue to rise. Breast cancer is the second most common cancer among women in the U.S. Approximately 1 in 8 women (12% in the U.S.), will be diagnosed with breast cancer during their lifetime. In 2016, the American Cancer Society estimated that more than 246,000 new cases of breast cancer were diagnosed in U.S. women; and that about 40,000 will die from the disease each year. For some of these women, there may be a strong family history of breast cancer that increases their likelihood of developing breast cancer. This is known as hereditary breast cancer, which occurs when a genetic change is present in a family and is passed down from one generation to the next. Sometimes breast cancer can affect more members of a family than would be expected by chance, but a genetic change has not been identified, and this is known as familial breast cancer. However, for most women diagnosed with breast cancer each year, there is little or no family history of breast cancer. Up to 85% of these women have no known risk factors other than being female and growing older. This is known as sporadic or non-hereditary breast cancer, and often takes women by surprise. The genetics of breast cancer risk Sporadic 85% Hereditary 5% Familial 15% Unknown 81% BRCA1 12% BRCA2 7% As a Woman’s Life Changes, so does Her Breast Cancer Risk Certain risk factors may increase a woman’s risk of developing breast cancer. These factors may include things one can change (such as diet and exercise) as well as things one cannot change (such as gender or age). As a woman ages, she goes through phases of life that can affect her risk of developing breast cancer. Exposure to estrogen, a hormone women normally produce over their lifetime, changes throughout one’s lifetime and can impact a woman’s breast cancer risk. Key risk factors for the most common type of breast cancer, sporadic or non-hereditary breast cancer, include: » » » » » » » » Age; Age at first menstruation; Age at birth of first child; History of breast biopsies; Family history of breast cancer; High breast density; Hormone Replacement Therapy; and BMI > 30 (for post-menopausal women). When detected early, breast cancer has a very high five-year survival rate of > 95%, yet when diagnosed at later stages, the survival rate decreases to ~ 41%. That is why it is important for women to KNOW THEIR RISK, so that they and their healthcare provider can take the necessary steps to reduce their risk or detect breast cancer early and MANAGE THEIR RISK. 07 GENETIC TECHNOLOGIES ANNUAL REPORT 2017

MOLECULAR DIAGNOSTICS AND CANCERCONT. Quantifying Breast Cancer Risk Even though studies have shown that 1 in 8 women will be diagnosed with breast cancer during their lifetime, an individual’s risk may be higher (or lower) than that. Combining one’s ‘Clinical Risk Factors’ with ‘Genetic Marker’ information from a woman’s own DNA, a personalised risk of developing sporadic (non-hereditary) breast cancer can be determined. A woman’s healthcare provider can determine whether any clinical risk factors, for breast cancer, exist by asking questions about that individual’s personal, reproductive and family history. In addition, scientists have discovered that the presence of certain genetic markers in a woman’s DNA can impact the risk of developing breast cancer. Depending on a woman’s genetic make-up, some genetic markers increase their breast cancer risk, while others may protect a woman against developing breast cancer. In delivering a percentage score for the risk of developing breast cancer over the next five years and over the patient’s lifetime, the result can be used to create an ongoing personalised breast health care plan. = BREVAGenplus Integrated Risk Clinical Risk Factors X Genetic Markers What is BREVAGenplus? BREVAGENPLUS® A CLEARER PICTURE OF BREAST CANCER RISK BREVAGenplus is a State-of-the-Art Breast Cancer Risk Assessment Test designed to enable for a more personalised breast cancer risk assessment in a greater number of women The identification, in 2007, of a number of single nucleotide polymorphisms (SNPs), each with an associated small relative risk of breast cancer, led to the development of the first commercially available genetic risk test for sporadic breast cancer, BREVAGen™. The Company launched the product, in the U.S. in June 2011. In October 2014, Genetic Technologies released its next generation breast cancer risk assessment test, BREVAGenplus. This version of the test incorporates a 10-fold expanded panel of genetic markers (SNPs), known to be associated with the development of sporadic breast cancer, providing an increase in predictive power relative to its first-generation predecessor test. In addition, the test is clinically validated in a broader population of women including, African American and Hispanic women. This increases the applicable market beyond the Caucasian only indication of the first generation test, and simplifies the marketing process in medical clinics and breast health centres in the U.S. The Company re-evaluated its test in order to increase widespread adoption as a general population screen, and in January 2017 released the ‘Enhanced’ BREVAGenplus. This new version of the test retains the accuracy of the previous model, while removing some of the clinical risk factors to streamline the test for ease-of-use. Additionally, this new version enables strict compliance with current guidelines for general population screening by reporting results on the 5 year risk score. COMBINING CLINICAL RISK FACTORS AND GENETIC MARKERS FOR A MORE ACCURATE PERSONALISED INDICATION OF BREAST CANCER RISK The expanded panel of SNPs incorporated into BREVAGenplus were identified from multiple large-scale genome-wide association studies and subsequently tested in case-control studies utilising specific Caucasian, African American and Hispanic patient samples. Proof of concept of the ‘Enhanced’ BREVAGenplus was independently validated within a JNCI manuscript published in 2015. 08

BREVAGenplus is a first-in-class, clinically validated, predictive risk test for sporadic breast cancer which examines a woman’s clinical risk factors, combined with seventy seven scientifically validated genetic biomarkers (SNPs), to allow for more personalised breast cancer risk assessment and risk management. Physicians worldwide look largely to family history of breast cancer as an indication of risk in patients for developing this disease. However, 85% of women who develop breast cancer have little or no family history of developing the disease and BREVAGenplus is designed to help elucidate risk in this group of women. Furthermore, independent guidelines established by the U.S. Preventative Services Task Force (USPSTF), American Society of Clinical Oncology (ASCO) and the National Comprehensive Cancer Network (NCCN) recommend that all asymptomatic women 35 and over, without suspicious family history or personal history of breast cancer, LCIS, DCIS or thoracic radiation therapy, should have their 5-year risk of breast cancer assessed in order to determine eligibility for risk reducing medications. Currently, although National bodies suggest it, breast cancer risk is not being assessed at the general population level. Targeted towards women 35 and over, who have little or no family history of breast cancer, BREVAGenplus provides a more accurate tool for assessing a woman’s personal risk of developing breast cancer over a 5 year period, thus enabling a woman the option of risk reducing medication as a preventative measure against breast cancer. There are several breast cancer risk factors that are not incorporated into the current version of BREVAGenplus. This does not limit its use in practice, because the test was designed as a general population screen to capture a baseline risk for as many women as possible at the primary healthcare level. In the hands of a cancer prevention specialist, the polygenic risk component brings an added value that is unique to BREVAGenplus. This independent risk factor can be valuable when weighing and/or comparing risk scores from multiple risk models. An example of this can be found in women designated as having ‘dense breasts’ who upon mammographic evaluation are recognised as being at elevated risk of developing breast cancer. There are risk assessments that incorporate breast density into the model, but BREVAGenplus can bring added value to a breast density score because of the unique and independent polygenic risk factor. Several U.S. States have enacted legislation, which mandates that breast density be documented on mammogram reports, and encouraging physicians to discuss risk profiles and risk reduction strategies with these patients. Recent scientific evidence indicates that BREVAGenplus may help to properly identify the high risk women in this category. It is expected that more U.S. jurisdictions will adopt similar legislation in the coming years, increasing awareness of the correlation between dense breast and breast cancer risk amongst healthcare providers, patients and health insurance payers. BREVAGenplus IS A PHYSICIAN-ORDERED CLINICAL LABORATORY TEST The BREVAGenplus test is a simple two-step DNA test that is only available when prescribed by a physician. It is a simple Cheek-swab based test that will assess a women’s risk of developing sporadic (non–hereditary) breast cancer. Once the sample is collected by a licensed health care provider, the requisition form is completed and completed kit is then sent to the Company’s CLIA laboratory. 1 in 8 women are diagnosed with breast cancer in their lifetime and the majority of women diagnosed with breast cancer have little to no family history of disease. A simple cheek swab is all it takes to know your personalised 5 year risk and to discover breast cancer prevention strategies. Ask your physician about BREVAGenplus today. 09 GENETIC TECHNOLOGIES ANNUAL REPORT 2017

MOLECULAR DIAGNOSTICS AND CANCERCONT. Verizon IndyCar Series Driver Pippa Mann has become the exclusive spokesperson for BREVAGenplus. BREVAGenplus.com, supportive marketing collateral and social media are aligned with the Pippa Mann image and the “Know Your Risk” call to action. Patient awareness and impact events have been and will continue to be focal points for the Company including four Susan G. Komen Race for the Cure events in the coming fiscal year. Digital marketing efforts have been launched in alignment with breast cancer awareness campaigns and Pippa Mann events including the Indianapolis 500, the largest single day sporting event in the world, in terms of on-site attendance. BRAND AWARENESS 10

Targeted application of current chemoprevention and lifestyle prevention measures could reduce the incidence of breast cancer. The biggest challenge is identifying which women will benefit most from these preventive measures. BREVAGenplus is designed to assist clinicians identify those high-risk women. Importantly, recent independent scientific evidence confirms that the BREVAGenplus SNP panel can improve risk estimations when combined with traditional risk prediction models. PERSONALISED BREAST HEALTH CARE PLAN - THE CARE PATHWAY Physicians will take into account recommendations from the American Cancer Society (ACS), ASCO, NCCN and USPSTF that are based on individualised 5-year risk scores. They will also look at the patient’s clinical profile and suggest changes to lifestyle factors that will affect overall breast cancer risk. With the return of BREVAGenplus results, the patient will be managed in one of several ways. The majority of primary care providers will refer at-risk patients to a cancer prevention specialist who is better equipped to handle women at increased risk of breast cancer. The first part of the follow-up discussion between a physician and a patient is a comprehensive risk evaluation utilising models that complement the BREVAGenplus results. Empowering a physician with as much information as possible allows him/her to provide the best breast health plan for the patient. Women at increased risk, based on a 5-year risk score, are eligible for increased surveillance and early-detection, including a recommended annual mammography with consideration toward tomosynthesis, and an overall heightened awareness of the importance of breast self-examinations. In addition, the physician may recommend the use of chemoprevention therapies as suggested by ASCO, NCCN and USPSTF for use in women at increased risk of breast cancer. The second part of the physician advice involves changes to a patient’s lifestyle that may help to reduce breast cancer risk including, regular exercise and weight management, smoking cessation, decreased alcohol consumption, and alteration of use and/or type of hormone replacement therapy. The breast health care plan component of the BREVAGenplus report is a “roadmap” for the patient and is a vital component of the overall post-testing and ongoing medical management processes. It helps the physician to provide both personalised and actionable advice to at-risk women to help reduce risk, and either prevent cancer or detect it at an early non-invasive, treatable stage. In July 2013, the American Society of Clinical Oncology published its updated clinical practice statement in the Journal of Clinical Oncology which more strongly supported the use of selective estrogen receptor modulators and one aromatase inhibitor in postmenopausal women who are at increased risk for breast cancer. In particular the guideline statement recommends that women with a projected 5-year risk of developing breast cancer of >1.67% be offered chemoprevention to reduce the risk of estrogen receptor-positive invasive breast cancer. PROFESSIONAL GUIDELINES AND POSITION STATEMENTS SUPPORTING FORMAL BREAST CANCER RISK ASSESSMENT AND RISK-REDUCTION INTERVENTIONS The updated statement from ASCO was soon followed in September 2013 by the United States Preventive Services Task Force’s (USPSTF) final recommendation statement on medications for risk reduction of primary breast cancer in women. The Task Force’s recommendation stated that for women older than age 35 who have not been diagnosed with breast cancer, LCIS or DCIS, “after a formal breast cancer risk assessment, women at increased risk should talk with their health care professional about the potential benefits and harms of taking a risk-reducing medication such as tamoxifen or raloxifene.” These evidence-based clinical practice recommendations published during 2013 further underscore the need for health care providers in the U.S. to perform a formal, individualised risk assessment for breast cancer using BREVAGenplus in women older than 35 years of age. The National Comprehensive Cancer Network updated their 2013 guidance in 2017 and maintain their recommendation that women with a 5 year risk of breast cancer >1.7% be offered risk reducing intervention whether it consist of lifestyle changes or risk reducing medications. Furthermore, the 2017 update to NCCN guidelines for Breast Cancer Screening and Diagnosis also emphasize the classification of asymptomatic women at increased risk of breast cancer into 6 categories, one of which is, “5-year risk of invasive breast cancer ≥1.7% in women ≥35 years.” 11 GENETIC TECHNOLOGIES ANNUAL REPORT 2017

MOLECULAR DIAGNOSTICS AND CANCERCONT. Effective 1 April 2017, the Company transitioned from a traditional reimbursement system through insurance providers, to a direct patient self-pay program. This shift has implications for the series of clinical utility studies that were designed as a means to achieve reimbursement coverage through the private insurers. With the change in the pricing model, that requirement has become redundant. CLINICAL STUDIES AND PEER-REVIEW PUBLICATION However, the Company recognises that scientific papers are the ultimate marketing material for medical biotech companies and that scientific and clinical study data are key drivers to help strengthen the Company’s commercial position. Physicians and the major breast health centres seek multiple points of confirmation that the medical device works as intended and leads to a meaningful improvement in women’s health. Therefore, the more papers that are published on BREVAGenplus, profiling its performance characteristics including clinical validity and utility, the more likely physicians will be to use the test. The Company had previously conducted multiple scientific studies to develop and validate the first generation BREVAGen test, in addition to developing two health economic models to demonstrate potential cost savings and health benefits associated with the use of the BREVAGen test. Importantly, due to the nature of the technology and the specific improvements incorporated in BREVAGenplus, the research undertaken and published based on the original version of the test remains applicable to BREVAGenplus. Clinical support for BREVAGenplus was further enhanced with the release of findings from a new independent research study showing that adding a panel of 77 SNPs improves the predictive accuracy of four commonly used breast cancer risk assessment models. This same panel of 77 SNPs is used in the Company’s BREVAGenplus test. Results of the study were published in the journal Cancer Epidemiology Biomarkers & Prevention in December 2015, followed-up by a study demonstrating that including information from the SNPs associated with breast cancer risk improved the discriminatory accuracy of BCRAT and IBIS for both African-American and Hispanic women. The SNPs used in this study were predominantly identified by discovery studies in Caucasian women and the resultant SNP risk scores derived are likely to improve further as more detailed genetic mapping studies are conducted across populations. The potential importance of BREVAGenplus to guide chemoprevention, by improved risk stratification, was presented at the World Congress on Controversies in Breast Cancer on 24 October, 2014. A case-control study investigated how 5-year risk estimates, which are the usual measures for guiding tamoxifen chemoprevention, are improved by using BREVAGenplus. The results showed that 14% of cases moved into a higher risk category and less than 1% of controls moved into a lower risk category. The implication being, that there is a potentially strong clinical benefit to be attained by adding genetic information to established risk assessment models, especially if genetic risk scores continue to improve, and that a substantial proportion of women, previously ineligible for tamoxifen chemoprevention, might be offered treatment using a modified risk score. However, because the cost and duration of a prospective clinical trial addressing the clinical benefits of introducing genetic information into risk assessment is both high and protracted, there is currently limited clinical evidence to support the use of BREVAGenplus over the current standard. Five-year absolute breast cancer risk prediction models are required to comply with national guidelines regarding risk reduction regimens, including offering specified medications. However, models such as the Gail model are generally under-utilized in the general population for various reasons, including difficulty in accurately completing some clinical fields. For that reason the Company decided to determine if a more streamlined risk model could be designed, where only the most robust and easily verifiable clinical risk factors could be retained and combined with a SNP score without loss in performance. Streamlining the clinical questionnaire to two clinical factors (age and family history) more accurately defines what Providers are currently using to assess women’s breast cancer risk. Our data indicate that reducing the Gail questionnaire to only two clinical variables maintains the integrity of a breast cancer risk prediction algorithm in a clinical setting. This streamlined questionnaire could make it easier for physicians to administer an absolute five-year risk assessment for the majority of women who do not meet high risk criteria, potentially improving compliance with current guidance on risk reduction. 12

Although there is strong scientific data behind BREVAGenplus, there is always a need for further clinical data to show clinical efficacy and utility of the product. As such, we have engaged in a research collaboration with Ohio State University who is conducting a clinical trial surrounding the efficacy of polygenic risk in patient management of at-risk women. Our medical affairs team continues to engage with other influential medical centres across the U.S. in order to facilitate further research collaborations that will continue to support the utility of polygenic risk in clinical practice. Following is a list of peer-reviewed publications supporting the performance of both the BREVAGen and BREVAGenplus tests, to date: » “Prediction of breast cancer risk based on profiling with common genetic variants” J Natl Cancer Inst. 2015; 107(5):doi:10.1093/jnci/djv036. doi: 10.1093/jnci/djv036. “Breast cancer risk prediction using clinical models and 77 independent risk-associated SNPs for women aged under 50: Australian Breast Cancer Family Registry” Cancer Epidemiology, Biomarkers and Prevention. 2016 Feb; 25(2):359-65. “SNPs and breast cancer risk prediction for African American and Hispanic women” Breast Cancer Research & Treatment. 2015 Dec; 4(3):583-9. “Cost-effectiveness of a Genetic Test for Breast Cancer Risk” Cancer Prevention Research. 2013 Dec; Vol. 6 (12):1328-36. “Economic Evaluation of Using a Genetic Test to Direct Breast Cancer Chemoprevention in White Women with a Previous Breast Biopsy” Applied Health Economics and Health Policy. 2014 Apr; Vol. 12 (2):203-17. “Using SNP genotypes to improve the discrimination of a simple breast cancer risk prediction model” Breast Cancer Res Treat. 2013 Jun; Vol. 139 (3):887-96. “Assessment of clinical validity of a breast cancer risk model combining genetic and clinical information” J Natl Cancer Inst. 2010 Nov 3; Vol. 102 (21):1618-27. » » » » » » And supporting presentations: Allman R, Dite GS, Hopper JL. (2015). Should women with a projected 5-year risk of developing breast cancer of 1.4% or higher be offered pharmacologic risk reduction? World Congress on Controversies in Breast Cancer: 22-24 October 2015. Dite GS, Allman R, Hopper JL (2014). Value of adding Single-Nucleotide Polymorphism panel markers to phenotypic algorithms of Breast Cancer risk. Presented at the San Antonio Breast Cancer Symposium December 2014. Jacoby E, DiCicco, Allman R. (2013). Impact of genomics on the assessment and management of breast cancer risk in a women’s healthcare clinic. Proceedings of the National Consortium of Breast Centres March 2013. Fohlse HJ, Dinh TA, Allman R. (2013). Genetic testing for breast cancer risk estimation – A cost-effectiveness analysis. Presented at The California Pacific Medical Centre Breast Cancer Risk Assessment Workshop June 2013. Fohlse HJ, Dinh TA, Allman R. (2013). Genetic testing for breast cancer risk estimation – A cost-effectiveness analysis. Presented at the San Antonio Breast Cancer Symposium December 2013. » » » » » 13 GENETIC TECHNOLOGIES ANNUAL REPORT 2017

MOLECULAR DIAGNOSTICS AND CANCERCONT. On the 29 November 2016, Genetic Technologies announced the signing of an exclusive worldwide license agreement with The University of Melbourne for the development of a novel colorectal cancer (CRC) risk assessment test. COLORECTAL CANCER RISK ASSESSMENT TEST The core technology behind this test was developed by Professor Mark Jenkins and his research team at the University’s Centre for Epidemiology and Biostatistics. Results from preliminary modelling studies were first published online in Future Oncology on 1 February 2016, in a Paper entitled “Quantifying the utility of single nucleotide polymorphisms to guide colorectal cancer screening,” 2016 Feb: 12(4), 503-13. This simulated case-control study of 1 million patients indicated that a panel of 45 known susceptibility SNPs can stratify the population into clinically useful CRC risk categories. In practice, the technology could be used to identify people at high risk for CRC who should be subjected to intensive screening, ultimately reducing the risk of occurrence and death from the disease. Those identified as low risk of CRC can be spared expensive and invasive screening, thereby preventing adverse events and unjustified expenses. The Company is pleased to report that a scientific validation study supporting this work has recently been completed. We will update the market further once the research has been published in the scientific literature and is available in the public domain. A report of the research program progress has been delivered to the Company. Whilst the terms of the Agreement are confidential, this is an important first milestone in the potential development of a new test as the Company seeks to diversify its product pipeline and become a key player in the SNP-based cancer risk assessment landscape. The fundamental technology is similar to the BREVAGenplus test and would fit synergistically into the Company’s existing infrastructure and processes. Excluding skin cancers, CRC is the third most common cancer diagnosed in both men and women in the United States representing an overall lifetime risk of about 1 in 20 (5%). CRC is also the third leading cause of cancer-related deaths in the United States when men and women are considered separately, and the second leading cause when both are combined. As with breast cancer, early diagnosis is key as the majority of CRC cases are preventable by early detection and removal of precancerous polyps. According to the American Cancer Society, when diagnosed at an early stage (before the disease has spread outside the colon), the relative 5-year survival rate for CRC is 92% and 87% for rectal cancer, while the respective survival rate for late stage (metastatic) disease is much lower, at 11% and 12%, respectively. The main challenge with current CRC screening methodologies is compliance (the patient actually doing and completing the test), with the NCI stating that compliance in one of the large RCTs was ~47%, theoretically halving the impact of screening on CRC mortality. The most common CRC screening tool is a faecal occult blood test (FOBT) or visual inspection of the bowel by endoscopy (Colonoscopy or Sigmoidoscopy). FOBT-based screening has been shown to reduce CRC mortality by three very large randomised controlled trials, according to the U.S. National Cancer Institute (NCI). FOBT screening has a fairly high sensitivity but low positive predictive value meaning a patient who returns a positive FOBT, then goes on to receive a diagnostic colonoscopy. Colonoscopy may be used as a primary screening tool in certain patients, but the cost and the infrastructure required to use it as a primary tool are prohibitive. As with breast cancer, the more the physician can tailor a patient’s screening program to their level of risk of developing the disease, the greater impact screening will have. The development of a much improved CRC risk assessment tool has the potential to provide a significant health benefit by better targeting the existing screening modalities and improving compliance among those patients most at risk of developing CRC. Risk stratification would also likely influence the age a patient will start screening and the frequency. 14

As detailed in the June 30, 2017 quarterly activities report, Genetic Technologies executed a Clinical Study Agreement with The Ohio State University, Technology Commercialisation Office and Division of Human Genetics, on 15 June 2017. This is an “investigator-initiated” study in which Genetic Technologies was approached to be the collaborating partner, reflecting the growing awareness of the Company’s expertise in SNP-based risk assessment. RESEARCH COLLABORATION WITH THE OHIO STATE UNIVERSITY The terms and conditions of the Agreement are confidential however; Genetic Technologies will supply novel SNP-based genotyping for a clinical research study, through its CLIA laboratory facility, on a fee for service basis. The Company will be responsible for the development and validation of the new assay, although the fundamental technology is similar to the BREVAGenplus test and will fit synergistically into the Company’s existing laboratory infrastructure and processes. This collaborative study provides two tangible benefits for the Company: » engagement and collaboration with high profile cancer genetics researchers in the U.S. who are at the forefront of risk assessment research; and » the resulting data can be used to inform the design of future pipeline products. LICENSING NON-CODING ASSERTION PROGRAM AND IP On 7 December 2015, Genetic Technologies argued before the Federal Circuit Court of Appeals in Washington DC that Claim 1 of the Company’s foundation ‘179 patent is patent eligible under the standards set forth in the Mayo/Alice line of Supreme Court cases, and that Judge Stark’s decision to grant motions to dismiss finding Claim 1 patent ineligible should be reversed. On 8 April 2016, the Federal Circuit affirmed the District Court and found that Claim 1 of the Company’s ‘179 patent is patent-ineligible under 35 U.S.C. § 101. Based on the advice and recommendations provided by the Company’s U.S. attorney, the Board agreed to proceed to file a petition for certiorari at the Supreme Court. On 3 October 2016, the Company received advice from its U.S. attorney that the Supreme Court declined to hear the Company’s appeal. The matter is now closed. 15 GENETIC TECHNOLOGIES ANNUAL REPORT 2017

BREAST CANCER Approximately 85% of women who will be diagnosed with breast cancer have little to no family history:1 know your risk, BE PROACTIVE WITH YOUR BREAST HEALTH

STATUTORY REPORTS FOR THE YEAR ENDED 30 JUNE 2017 18 37 38 DIRECTORS’ REPORT CORPORATE GOVERNANCE STATEMENT CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/ (LOSS) CONSOLIDATED BALANCE SHEET CONSOLIDATED STATEMENT OF CASH FLOWS CONSOLIDATED STATEMENT OF CHANGES IN EQUITY 42 72 73 74 NOTES TO THE FINANCIAL STATEMENTS DIRECTORS’ DECLARATION AUDITOR’S INDEPENDENCE DECLARATION AUDITOR’S REPORT 39 40 41 79 IBC ASX ADDITIONAL INFORMATION CORPORATE INFORMATION 17 GENETIC TECHNOLOGIES ANNUAL REPORT 2017

DIRECTORS’ REPORT The Directors submit their Report for the year ended 30 June 2017. DIRECTORS The names and details of the Directors of Genetic Technologies Limited who held office during the 2017 financial year and until the date of this Report are stated below. Unless otherwise stated the following persons were directors during the whole of the financial year and up to the date of this report: Directors in office as at the date of this Report Dr Malcolm R. Brandon BScAgr, PhD (Non-Executive) Dr Brandon was appointed to the Board on 5 October 2009 and as its Chairman on 28 November 2012. He has over 40 years’ experience in commercially focused research and development and in building successful companies which have commercialised a wide range of Australian and international technologies. Dr Brandon is currently Managing Director of genetics and artificial animal breeding company Clone International which uses cloning technologies to preserve the genetics of elite animals. Mr Eutillio Buccilli (Executive) Mr Buccilli was appointed to the Board in June 2015. He joined the Company in June 2014 as Chief Financial Officer. In November 2014, he was appointed to the position of Chief Operating Officer and Chief Financial Officer and was subsequently appointed Chief Executive Officer in February 2015. Mr Buccilli has more than 35 years of senior management experience in the financial services, contracting and recruitment, property and retail industries in Australia and the U.S. He has held senior management positions with blue chip corporations such as General Electric (“GE”), Computer Science Corporation, Coles Myer and Challenger Limited. Whilst at GE, Mr Buccilli was seconded to the U.S., where he worked at the GE Capital Headquarters located in Stamford Connecticut. He brings to the Board extensive financial, corporate governance, commercial and fund raising experience. Dr Paul A. Kasian PhD, MBA, GAICD (Non-Executive) Dr Kasian was appointed to the Board on 12 December 2013. He brings to the Board a combination of expertise in strategic business leadership and biotech investment giving him a deep understanding on key value drivers for companies in generating shareholder value. He is an experienced executive director with demonstrated domestic and international success in funds management, encompassing senior leadership, investment and risk roles. Dr Kasian has held senior leadership positions in a number of investment groups, and has significant funds management experience in Australia leading investment in the healthcare and life sciences sector. He holds a PhD in Microbiology and a Master of Business Administration, both from the University of Melbourne, and is a Graduate Member of the Australian Institute of Company Directors. Dr Kasian is also a Non-Executive Director of IODM Limited (ASX: IOD), ELK OrthoBiologics and Blockchain Global Limited. Mr Grahame Leonard AM BA (Hons), LLB, CA, CPA, FAICD (Dip), AFAIM (Non-Executive) Mr Leonard was appointed to the Board on 29 November 2013 and also serves as Chairman of the Company’s Audit Committee. He is a qualified Lawyer and Chartered Accountant. He brings over 35 years’ experience in the corporate world including Lysaght (BHP), BTR Nylex and The Thompson Corporation. His numerous community positions include former Commissioner, Victorian Multicultural Commission, former Chair, Victorian Government Multifaith Advisory Group and former Director of Transparency International Australia, (the Australian arm of the international anti-corruption watchdog). Dr Lindsay Wakefield MBBS (Non-Executive) Dr Wakefield was appointed to the Board on 24 September 2014 and also serves as Chairman of the Company’s Remuneration Committee. Dr Wakefield started Safetech in 1985. In 1993 he left medicine to become the fulltime CEO of the Company. Over the next 25 years, Safetech became a force in the Australian material handling and lifting equipment market, designing and manufacturing a wide range of industrial products. In 2006, Safetech was awarded the Telstra Australian National Business of the Year. In 2013, Safetech merged to become STS (Safetech Tieman Solutions) which is Australia’s largest manufacturer and supplier of dock equipment, freight hoists and custom lifting solutions. Dr Wakefield continues as Managing Director of STS and has been a keen Biotech investor for past 20 years, often at a mezzanine level. 18

Company Secretary as at the date of this Report Kevin Fischer CPA, AGIA, ACIS, B. Com Mr Fischer was appointed Company Secretary on January 13, 2016 following his appointment as Chief Financial Officer on November 2, 2015. He has over ten years’ experience in senior finance roles with successful diagnostic companies, such as QIAGEN and Cellestis. Mr Fischer is a CPA and Chartered Secretary who has significant experience in the financial management and reporting for international operations. Interests in the shares and options of the Company and related bodies corporate As at the date of this Report, the following Directors hold an indirect beneficial interest in the shares of the Company: » » » Mr Grahame Leonard AM Dr Paul Kasian Dr Lindsay Wakefield 6,000,000 256,410 7,754,763 shares shares shares Dr Wakefield also has a direct interest in 570,500 shares and an indirect interest in 8,333,333 options. Mr Buccilli has a direct interest in 14,236,111 options granted to him under the Employee Share Option scheme. Apart from the above, no Director holds any interest in the shares and options of the Company as at the date of this Report. 19 GENETIC TECHNOLOGIES ANNUAL REPORT 2017

DIRECTORS’ REPORT (cont.) OPERATING AND FINANCIAL REVIEW Corporate structure Genetic Technologies Limited is a public company limited by shares that is incorporated and domiciled in Australia. The Company has prepared a consolidated financial report incorporating the entities that it controlled during the financial year, which are outlined in the following illustration of the Group’s corporate structure as at the date of this Report: Genetic Technologies Limited GeneType Corporation RareCellect Pty. Ltd. GeneType Pty. Ltd. Genetic Technologies Corporation Pty. Ltd. Phenogen Sciences Inc. GeneType AG 100% 100% 100% 100% 100% 100% On 30 June 2017, the dormant subsidiary, GeneType AG was placed into members’ voluntary liquidation. Group overview Genetic Technologies Limited is a molecular diagnostics company that offers predictive testing and assessment tools to help physicians proactively manage women’s health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. BREVAGenplus improves upon the predictive power of the first generation BREVAGenTM test and is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans. BREVAGenplus expands the application of BREVAGen from Caucasian women to include African-Americans and Hispanics, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer. The Company has successfully launched the first generation BREVAGen test across the U.S. via its U.S. subsidiary Phenogen Sciences Inc. and the addition of BREVAGenplus, launched in October 2014, significantly expands the applicable market. The Company markets BREVAGenplus to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons). Principal activities The principal activity of the entities within the Group during the financial year was the provision of molecular risk assessment for cancer. There were no significant changes in the nature of the Group’s activities during the financial year. Operating Result The operating result for the year is directly reflective of the Company’s concentrated focus on the expansion of its genetic testing business, with emphasis on the sale and distribution of the BREVAGenplus breast cancer risk test in the U.S. through its wholly-owned U.S. subsidiary, Phenogen Sciences Inc. During the 2017 financial year, Genetic Technologies Limited and its subsidiaries generated consolidated gross revenues from continuing operations, excluding other revenue, of approximately $0.5 million compared to $0.8 million in the preceding year. This differential is directly attributable to a decrease in the overall sales of the BREVAGenplus tests. Overheads have decreased by approximately $0.9 million compared with 2016. The combined areas of selling/ marketing, administration (excluding net foreign currency losses), licensing and operations totalled $8 million for the year compared with $8.9 million for 2016. This overall reduction in overheads is primarily attributable to a decrease in selling & marketing costs of $0.5 million, resulting from reduced employee benefits and public relations expenditure, and a decrease in laboratory and research & development costs of $0.3 million resulting from reduced employee benefits and legal, patent & licensing expenditure, all of which reflect the ongoing commitment to effectively manage overhead spending. The loss for the year of $8.4 million includes a $0.5 million expense for the impairment of the intangible assets (2016: Nil). 20

OPERATING AND FINANCIAL REVIEW (cont.) Dividends and distributions No dividends have been paid since the end of the previous financial year, nor have the Directors recommended that any dividend be paid. Capital raising During the year the Company issued 720,000,000 ordinary shares increasing contributed equity by approximately $6.8 million after transaction costs. Refer note 19. Review of financial condition Capital structure As at the date of this Report, the Company had a total of 2,435,282,724 fully paid ordinary shares on issue, all of which were listed on the Australian Securities Exchange, and on the Nasdaq Capital Market in the U.S. via the Company’s ADRs (American Depositary Receipts). Also at that date, there were 75,102,778 unissued ordinary shares in the Company under option. As at the date of this Report, no ordinary shares were subject to escrow. Treasury and related policies The Company has in place a cash management policy which follows industry accepted leading practice by investing the Company’s cash assets in a range of short to medium term interest-bearing deposits with appropriately rated financial institutions. Cash provided by operations During the financial year, the consolidated net cash outflows used in operations was approximately $6.8 million. This is a $0.9 million improvement compared to the prior financial year. Overall, the Group’s consolidated cash assets decreased by approximately $0.2 million during the 2017 financial year primarily to support ongoing operations. Liquidity and funding As at 30 June 2017, the Company also had corporate credit card facilities with National Australia Bank Limited and Bank of America, which had total credit limits of $150,000 and $156,128, respectively. As at that date, a total liability outstanding in respect of these credit card facilities was $12,428. Cash and cash equivalents, as at 30 June 2017 was $10,988,255. Audit Report The Company’s auditor has included an “emphasis of matter” paragraph in the Audit Report relating to the Company’s ability to continue as a going concern (refer Note 2(a) Going concern). Impairment of Assets Slow growth rates in the market adoption of the BREVAGenplus breast cancer risk assessment test contributing to net losses represented an impairment triggering event in the first half of the year. The Group performed an impairment assessment, which resulted in a non-cash impairment of $544,694 being recognised at 31 December 2016. The Company impairs assets in accordance with AASB 136 (IAS 36) Impairment of Assets. This standard prescribes that an impairment loss must be recognised if an assets carrying value exceeds its recoverable amount (refer Note 2 for more details). Management prepares internal valuations of each asset annually (or more frequently should indicators of impairment be identified). The valuations are reviewed and consideration is given as to whether there are indicators of impairment which would warrant impairment testing. Impairment testing conducted at 30 June 2017 supports management’s assessment that the intangible asset should remain fully impaired at year end. Details of the impairment testing conducted are included in note 14 to these accounts. 21 GENETIC TECHNOLOGIES ANNUAL REPORT 2017

DIRECTORS’ REPORT (cont.) OPERATING AND FINANCIAL REVIEW (cont.) Significant changes in the state of affairs During the year the Company’s strategy was to focus on the expansion of its cancer diagnostic franchise. Significant changes in the state of affairs of the group during the financial year were as follows: » Contributed equity increased by $7,110,049 to $122,382,625 as the result of a private share placement and rebate of a facility fee on previously issued shares. Details of the changes in contributed equity are disclosed in note 19 to the financial statements. » On 17 February 2017, the Company granted a total of 22,750,000 options over ordinary shares in the Company to certain Key Management Personnel (21,750,000 options) and US employees (1,000,000 options). The options, which were granted at nil consideration, entitle the holders to acquire one ordinary share, at a strike price of $0.01 at any time up to, and including 16 February 2022, subject to certain vesting conditions. There were no other significant changes in the state of affairs that are not described elsewhere in this Report. Significant events after balance date There have been no significant events which have occurred after balance date. Business strategy, future developments and prospects The repositioning and repricing of BREVAGenplus along with the additions of a colorectal cancer risk assessment test and launch of a research agreement with a top-tier institution were key Company initiatives in FY17. This refined commercial strategy was aimed at achieving market acceptance and physician adoption of the BREVAGenplus breast cancer risk assessment test in the U.S. through its wholly owned U.S. subsidiary, Phenogen Sciences Inc. Several modifications to BREVAGenplus were implemented in December 2016, demonstrating the Company’s commitment to continually improving the underlying scientific base of the test. The enhancements simplified the data-input requirement by the physician and aligns the product more firmly with U.S. clinical guidelines, in particular, the United States Preventative Services Task Force (USPSTF) recommendation statement on chemoprevention of breast cancer. Further, on 1 April 2017, the Company transitioned from a traditional reimbursement system through insurance providers to a direct patient self-pay program in an attempt to simplify the BREVAGenplus billing and collections process. Converting to a direct pay relationship with patients provides economic and process certainty to the transaction for the healthcare provider and most importantly, the patient. An enhanced medical affairs presence has been key to implementing these changes, and together with a refined marketing message, with a focus on health care provider education, our relationship with physicians continues to strengthen. The execution of an exclusive worldwide license agreement in November 2016, with The University of Melbourne, for the development and commercialisation of a novel colorectal cancer risk assessment test provides the Company with an opportunity to enhance its pipeline of risk assessment products. The execution of an investigator initiated research Agreement with The Ohio State University, in June 2017, is reflective of the growing awareness of the Company’s expertise in SNP-based risk assessment as it seeks to deliver on its core mission of becoming a leader in the cancer genomics focused diagnostics industry. Key focus areas for the upcoming year include: ongoing enhancement of the BREVAGenplus breast cancer risk assessment test, continued development of the colorectal cancer risk assessment test, progress existing collaborative research programs while sourcing further collaborative opportunities that enhance the Company’s expertise and profile in SNP-based risk assessment, undertake a comprehensive strategic review, exploring a wide range of strategic alternatives, » » » » 22

OPERATING AND FINANCIAL REVIEW (cont.) Legal matters There are no legal matters of a material nature or amount affecting the Company as at the date of this Report. Earnings / (loss) per share 2017 2016 Material business risks The Group operates in the biotechnology sector. Any investment in this sector is considered to be high risk in nature. The Group is subject to normal business risks including, but not limited to, exchange rate fluctuations; the condition, liquidity and volatility of global securities markets; changes in government policy and legislation (particularly in Australia and the U.S.); and potential litigation, all of which are largely outside the control of the Company’s Board and Management. Other risks that are more specific to the Company, the sector in which it operates and its underlying business activities include: » Financial risk - With the exception of the year ended 30 June 2011, the Company has incurred operating losses in every year of its existence. As at 30 June 2017, the Company had accumulated losses of $117,848,074 and the extent of any future losses and whether or not the Company can generate profits in future years remains uncertain. The Company currently does not generate sufficient revenue to cover its operating expenses. There is also no certainty that the Company will be able to raise additional funds by issuing further shares and/or the raising of debt and, if such funds are available, on what terms the Company would be able to secure them. Refer note 2(a) for further information on the material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern. Competition - with respect to BREVAGenplus, the Company’s lead breast cancer risk test, the Company is currently subject to limited direct competition from biotechnology and diagnostic companies, academic and research institutions and government or other publicly-funded agencies. However, many potential competitors, which include private and public sector enterprises in Australia, the U.S. and elsewhere, have greater experience in the areas of finance, research and development, marketing, sales, distribution, technical and regulatory matters than the Company does. However, the Company maintains an extensive patent portfolio which does provide some protection for the BREVAGenplus test. Intellectual property (“IP”) risks - the Company relies on its portfolio of patents, patent applications and exclusive licenses to patents relating to genetic technologies. While the Company patents and protects its IP, it cannot be certain that additional patents will be issued to it or that its patents will withstand challenges by others. Patents issued to, or licensed by, the Company may be infringed or third parties may develop similar technologies. Further, patents may not provide meaningful protection from competitors. The Company may also need to sue, or be sued, by third parties regarding its patents and other IP rights. These suits may be costly and would divert funds and resources from the Company and cause a distraction to Management. Professional liability risks - by the very nature of its operations, the Company’s business exposes it to potential liability risks that are inherent in the testing, manufacturing, marketing and sale of genetic tests. In the event of a mistake occurring, including an incorrect result of analysis of genetic variations or other screening tests performed, the commercial sale of a genetic test by the Company may expose it to professional liability claims and possible adverse publicity. Litigation of such claims could be costly. Further, if a court were to require the Company to pay damages to a plaintiff, the amount of such damages could harm its financial condition, despite the Company having significant levels of public and product liability insurance coverage to protect it from such risks. Government regulation - in addition to general regulation and laws applicable to all businesses, the Company is subject to accreditation regulation and legislation relating to genetic research and testing. From time to time, federal, state and/or local governments adopt or change regulations relating to the conduct of genetic research and genetic testing. In future, such regulations could limit or restrict the Company’s genetic research activities as well as genetic testing for research or clinical purposes. Regulations restricting genetic testing could adversely affect the Company’s ability to market and sell its products and services. Accordingly, any regulations of this nature could increase the costs of operations or restrict its ability to conduct its testing business and might adversely affect its operations and financial condition. » » » » 23 GENETIC TECHNOLOGIES ANNUAL REPORT 2017 Basic earnings / (loss) per share (cents per share) (0.40) (0.49) Diluted earnings / (loss) per share (cents per share) (0.40) (0.49)

DIRECTORS’ REPORT (cont.) OPERATING AND FINANCIAL REVIEW (cont.) Material business risks (cont.) » Ethical issues - public opinion regarding ethical issues related to the confidentiality and appropriate use of genetic testing results may influence government authorities to call for limits on, or regulation of the use of, genetic testing. In addition, such authorities could prohibit testing for genetic predisposition to certain conditions, particularly for those that have no known cure. Adverse publicity or public opinion relating to genetic research and testing could reduce the potential markets for the Company’s services, which could adversely affect its revenues. Further, the patents it holds over uses of “non-coding” DNA have broad scope and have also been the subject of much debate and some criticism in the media. Potential licensees could take legal action to seek the amendment, re-examination, revocation or invalidation of these patents, something which has happened previously on several occasions, though the Company has prevailed in all such cases. BREVAGen - since the launch of the Company’s BREVAGen test in June 2011, a number of potential commercial risks have been identified. The test exists in a new area of genetic testing, being a predictive test, and it may take time to establish credibility and educate potential customers which may delay establishing reasonable rates of sales. Despite already having various studies and review publications, clinician adoption of the test requires substantial resources and effort. The establishment of a US company, such as the Company’s subsidiary Phenogen Sciences Inc., requires staffing with qualified and experienced salespeople who require time to establish customer contacts and convert sales. Invariably, some new employees are not able to adapt to the new sales environment and may need to be replaced, potentially hampering growth. Even though the Company’s laboratory is CLIA certified, U.S. government health care programs could potentially restrict its ability to offer the test in the U.S., thereby restricting the available market. The US healthcare reimbursement system with which the Company interacts is complex, involving a series of independent insurers and other third parties involved to assist with credentialing and the administration of the payment processes. Establishing benchmarks with insurers is a time consuming process which could delay the receipt of initial payments until such time as “rules” with each provider can be established. The introduction of the Affordable Care Act in 2014 has created additional people with insurance coverage but has resulted in many people selecting policies with higher deductibles. This could reduce the reimbursement amount from insurers, place more cost onto the patient and thus negatively impact the willingness of patients to agree to take the BREVAGen test. The transition from a traditional reimbursement system through insurance providers to a direct patient self-pay program introduced 1 April 2017 may not produce the desired result of providing economic and process certainty to the transaction for the healthcare provider and the patient and overall improvement of the pricing and billing complexities. The launch of BREVAGenplus (expanded SNP panel applicable to African-American and Hispanic ethnicities as well as Caucasian) in October 2014, brings additional risks with the costs of development, public relations and marketing communications adding to overhead costs. There is a risk that the forecasted increase in uptake for BREVAGenplus does not occur to offset the cost of this product introduction. » Risk management In respect of the above risks, the Group takes a proactive approach to risk management. The Board is responsible for ensuring that risks and opportunities are identified on a timely basis and that the Group’s objectives and activities are aligned with those risks and opportunities. The Board believes that it is important for all Board members to be a part of this process and the Board takes overall responsibility for the recognition and management of risk. The overview of the compliance and control mechanisms has been delegated to the Audit Committee through its Charter. The Board believes that the Group is not yet sufficiently large to warrant the appointment of an internal auditor. SHARE OPTIONS Unissued shares under option As at the date of this Report, there were 75,102,778 unissued ordinary shares in the Company under option. During the year ended 30 June 2017 a total of 22,750,000 options to acquire ordinary shares in the Company were granted. All options were granted at nil cost. Refer Note 22 of the financial statements for details regarding the outstanding options. Shares issued as a result of the exercise of options During the 2017 financial year no shares were issued as a result of the exercise of options. No options have been exercised since the end of the financial year. During the 2017 financial year, a total of 1,500,000 options that had been issued to employees lapsed due to forfeiture. Option holders do not have any right, by virtue of their options, to participate in any share issue of the Company or any related body corporate. INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS During the financial year, the Company paid a premium in respect of a contract insuring the Directors and Officers of the Company and any related body corporate against a liability incurred in his or her capacity as a Director or Officer to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the insurance provided and the amount of the premium. The Company has agreed to indemnify the current and former Directors and Executive Officers against all liabilities to other persons that may arise from their position as Directors or Officers of the Company and its subsidiaries, except where to do so would be prohibited by law. 24

REMUNERATION REPORT Introduction This Remuneration Report outlines the Director and Executive remuneration arrangements of Genetic Technologies Limited (the “Company”) and its subsidiaries (collectively, the “Group”) in accordance with the requirements of the Corporations Act 2001 and its Regulations. For the purposes of this Report, Key Management Personnel (“KMP”) of the Group are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the Company and the Group, directly or indirectly, including any Director (whether executive or not) of the parent company, and includes executives in the Group who meet the criteria, as set out below, receiving the highest remuneration. For the purposes of this Report, the term “Executive” encompasses the Group’s Chief Executive Officer, Chief Financial Officer, Scientific Director, Quality and Business Operations Director, Vice President Sales & Marketing and Senior Medical Director. For details regarding changes to Key Management Personnel during the period from 1 July 2016 to the date of this Report, please refer to the notes at the foot of the Remuneration Table. Details of Directors and Key Management Personnel as at balance date Directors Executives Dr Malcolm R. Brandon (Non-Executive Chairman) Mr Kevin Fischer (Chief Financial Officer) Mr Eutillio Buccilli (Executive Director & Chief Executive Officer) Ms Diana Newport (Quality and Business Operations Director) Mr Grahame Leonard AM (Non-Executive) Dr Richard Allman (Scientific Director) Dr Lindsay Wakefield (Non-Executive) Mr Chris Saunders (Vice President Sales & Marketing, Phenogen Sciences Inc.) Dr Paul Kasian (Non-Executive) Dr Susan Gross (Senior Medical Director, Phenogen Sciences Inc.) Remuneration Committee The remuneration committee is made up of a majority of independent non-executive directors. The Committee is, amongst other things, responsible for determining and reviewing remuneration arrangements for the Directors, the Chief Executive Officer and the Senior Leadership Team. As at the date of this report, the composition of the Remuneration Committee is: » » » Dr Lindsay Wakefield – Chairman of the Committee Dr Paul Kasian Mr Eutillio Buccilli As an executive, Mr Buccilli does not take part in deliberations pertaining to his own remuneration. The Remuneration Committee assesses the appropriateness of the nature and amount of remuneration paid to Directors and Executives on a periodic basis by reference to relevant employment market conditions, with the overall objective of ensuring maximum shareholder benefit from the retention of a high quality Board and Senior Leadership Team. Remuneration strategy The performance of the Company depends upon the quality of its Directors and Executives. To prosper, the Company must attract, motivate and retain appropriately skilled Directors and Executives. In particular, the Company embodies the following principles in its remuneration framework: » provide competitive and reasonable rewards to attract and retain high calibre Executives; » wherever possible, align Executive rewards to the creation of shareholder value; » ensure that a portion of an Executive’s remuneration is “at risk”; and » establish appropriate, demanding performance hurdles for variable Executive remuneration. The remuneration strategy is recommended by the Remuneration Committee and approved by the Board. 25 GENETIC TECHNOLOGIES ANNUAL REPORT 2017

DIRECTORS’ REPORT (cont.) REMUNERATION REPORT (cont.) Remuneration structure In accordance with best practice corporate governance, the structure of Non-Executive Director and Executive remuneration is separate and distinct. The key performance indicators applicable for all Executives are quantifiable and the methods of measurement are defined. Potential levels of remuneration are linked to each performance indicator based on the pretext that if the performance indicators as defined are met then the business will have more likely achieved certain key financial or strategic objectives. In addition to the various key performance indicators that are used to assess the performance of each Executive, the overall financial performance of the Company is also taken into consideration when determining both base levels of remuneration and short term incentive payments for those individuals. Non-Executive Director remuneration Objective The Board seeks to set aggregate remuneration at a level which provides the Company with the ability to attract and retain Directors of the highest calibre, whilst incurring a cost which is acceptable to shareholders. Structure The Company’s Constitution and the Listing Rules of the Australian Securities Exchange specify that the aggregate remuneration of Non-Executive Directors shall be determined from time to time by a General Meeting of shareholders. An amount not exceeding the amount determined is then divided between the Directors as agreed. The most recent determination was made at the 2007 Annual General Meeting, when shareholders approved an aggregate remuneration not exceeding $500,000 per year. The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned amongst Directors are reviewed annually. Each Non-Executive Director receives a fee for serving as a Director of the Company. No additional fees are paid to any Director for serving on a sub-committee of the Board, hence all fees disclosed on page 30 are base fees by nature. Executive remuneration Objective The Group aims to reward Executives with a level and mix of remuneration which is commensurate with their positions and responsibilities within the Group and so as to: » reward Executives for Group and individual performance against targets set by reference to suitable benchmarks; » align the interests of Executives with those of the shareholders; and » ensure that the total remuneration paid is competitive by market standards. Structure The remuneration paid to Executives is set with reference to prevailing market levels and comprises a fixed remuneration comprising base salary and superannuation, various short-term incentives (which are linked to agreed Key Performance Indicators (“KPIs”), as described below under the heading of Variable remuneration), and a long-term option component. Fixed remuneration Objective The Remuneration Committee oversees the setting of fixed remuneration on an annual basis. The process consists of a review of Company, divisional and individual performance, relevant comparative remuneration in the market and internally and, where appropriate, external advice on policies and practices. The members of the Committee have access to external advice independent of Management. 26

REMUNERATION REPORT (cont.) Fixed remuneration (cont.) Structure Fixed remuneration consists of some or all of the following components: » base salary; » non-monetary benefits which can include a motor vehicle allowance, health insurance etc.; and » superannuation benefits, which includes employer contributions. With the exception of the employer contributions to superannuation, Executives are given some flexibility to decide the composition of their total fixed remuneration and the allocation between cash and other benefits. It is intended that the manner of payment chosen will be optimal for the recipient without creating any additional cost for the Group. Fixed remuneration is reviewed annually with reference to individual performance, market benchmarks for individual roles and the overall financial performance of the Group. Any changes to the fixed remuneration of Executives are first approved by the Remuneration Committee. All employee remuneration is evaluated on a regular basis using a set of variables and taking into account the addition of the statutory superannuation contribution. An assessment of existing base salaries is made annually using comparisons against independent market data which provides information on salaries and other benefits paid for comparable roles within the biotech and pharmaceutical industries, using third party salary survey data. Annual performance reviews with each employee are based on a rating system which is used to assess his or her eligibility for salary increases. Other qualitative factors, including the specialised knowledge and experience of the individual and the difficulty of replacing that person, are also taken into account when considering salary adjustments. Variable remuneration Objective The objective of variable remuneration is to: » align the interests of Executives with those of shareholders; » link Executive rewards to the achievement of strategic goals and performance of the Company; and » ensure that the total remuneration paid by the Company is competitive by market standards. Short Term Incentive (“STI”) STI is an annual plan that applies to Executives and other senior employees that is based on the performance of both the Company and the individual during a given financial year. STI ranges vary depending on the role, responsibilities and deliverables achieved by each individual. Actual STI payments granted to the relevant employee will depend on the extent to which the pre-agreed specific targets are met within a financial year. Specific targets are quantifiable with the agreed method of measurement defined at the beginning of the financial year. The ongoing performance of the Executive or senior employee is evaluated regularly during the performance cycle. Group objectives, and their relative weighting, vary depending on the position and responsibility of the respective individual, but in respect of the year ended 30 June 2017 include, amongst other things, the achievement of: » achieving or exceeding revenue targets; » achieving targets for cost reduction or efficiency gains; » contributing to business growth and expansion; and » performance or the delivery of results which exceed agreed targets. These measures are chosen as they represent the key drivers for the short term success of the business and provide a framework for delivering long term value. Personal and operating objectives vary according to the role and responsibility of the Executive and include objectives such as service delivery to customers, project delivery, compliance outcomes, intellectual property management and various staff management and leadership objectives. Achievement of an individual’s targets or objectives is documented and assessed by both the individual and his or her direct manager. The individual will participate in an annual performance review and must provide evidence of the objectives that he or she has delivered during the period under review. Each objective is then rated on an achievement scale. Depending on the aggregate of the ratings, the individual may be eligible to receive an STI payment. 27 GENETIC TECHNOLOGIES ANNUAL REPORT 2017

DIRECTORS’ REPORT (cont.) REMUNERATION REPORT (cont.) Variable remuneration (cont.) STI payments, if any, are generally paid in August or September of each year subject to the completion of the performance review process and the receipt of a satisfactory rating. The Board conducts this process in the case of the CEO. Long Term Incentive (“LTI”) The objective of the Group’s LTI arrangements is to reward Executives and senior employees in a manner that aligns their remuneration with the creation of shareholder wealth. As such, significant LTI grants are generally only made to Executives who are able to influence the generation of shareholder wealth and have an impact on the Group’s long term profitability. There are no specific performance hurdles, apart from certain vesting provisions, in respect of the LTI grants made to Executives. Options with a vesting period also serve as a retention tool and may reduce the likelihood of high performing Executives and senior employees being targeted by other companies. LTI grants to Executives and senior employees are delivered in the form of options over unissued ordinary shares in the Company which are granted under the terms and conditions of the Company’s Employee Option Plan. Selected Executives who contribute significantly to the long term profitability of the Company are invited to participate in the Employee Option Plan. The remuneration value of these grants varies and is determined with reference to the nature of the individual’s role, as well as his or her individual potential and specific performance. The options are granted at no cost, have an approximate life of 4.5 years and vest; » in three equal tranches commencing on the date of the 2017 Annual General Meeting of the Company and then at each of the 12 and 24 month anniversaries thereafter. During the year ended 30 June 2017, a net share-based payments expense of $120,287 (2016: $50,239) was incurred by the Company in respect of all options which had previously been granted to Executives and other senior employees. In cases where an Executive ceases employment prior to the vesting of his or her options, the options are forfeited after a prescribed period if they have not been exercised. The prescribed period ranges from two to six months, depending on the circumstances under which they left the Company, e.g. resignation, retirement, termination or death. In the event of a change of control of the Company, the performance period end date will be brought forward to the date of the change of control and awards will vest over this shortened period. The following table shows the key performance indicators for the Group over the past five financial years ended 30 June. 2017 2016 2015 2014 2013 $ $ $ $ $ % % % % % 28 Increase/(decrease) in share price (63.2) (32.1)(22.2)(62.1)(20.8) Total Key Management Personnel (KMP) incentives (being STI and LTI) as a percentage of profit/(loss) for the year (2.35) (2.36)(1.30)(0.90)(1.36) Profit/(loss) for the year attributable to owners of Genetic Technologies Limited (8,403,826) (8,458,965)(8,810,170)(10,125,197)(9,298,367) Basic earnings per share (cents) (0.40) (0.49)(0.82)(1.76)(1.97)

REMUNERATION REPORT (cont.) Variable remuneration (cont.) Relative proportion of fixed vs variable remuneration expense Fixed remuneration At risk – STI At risk – LTI* Executive director 2017 2016 2017 2016 2017 2016 * Since the long-term incentives are provided exclusively by way of options, the percentages disclosed also reflect the value of remuneration consisting of options, based on the value of options expensed during the year. Where applicable, the expenses include negative amounts for expenses reversed during the year due to a failure to satisfy the vesting conditions. For the period June to December 2016, employment was by way of a consulting agreement, with remuneration by way of a fixed monthly consultancy fee for service provided on a part time basis. From 1 January to 30 June 2017, Dr Gross was employed on a part time basis through an employment contract. ** Employment contracts The Chief Executive Officer, Mr Eutillio Buccilli, is employed under an ongoing contract dated 25 February 2015 which has the following key terms and conditions: » » Base salary of $313,650 plus statutory superannuation contributions as prescribed under the Superannuation Guarantee legislation; STI payment equivalent to a maximum of 30% of base salary based on achievement of Key Performance Indicators, as agreed with the Board from time to time. Notice period of three months; and The contract may be terminated at any time without notice if serious misconduct has occurred. Where termination with cause occurs, he is only entitled to receive that portion of remuneration which is fixed and only up to the date of termination. In this instance, all entitlements to both STI and LTI are forfeited and would lapse. » » The key provisions contained in the employment contracts for other Key Management Personnel in office at the date of this Report are: the Executive receives a base salary and statutory superannuation contributions, as prescribed under the Superannuation Guarantee legislation, together with certain STI payments based on achievement of Key Performance Indicators, as agreed with the Chief Executive Officer from time to time; the Executive may resign from his / her position and terminate the contract by giving up to three months written notice; the Company may terminate the contract by providing up to three months written notice or payment in lieu of notice; and the Company may terminate the contract without notice in the event of serious misconduct. In this instance, entitlements to both STI and LTI payments are forfeited and will lapse. » » » » 29 GENETIC TECHNOLOGIES ANNUAL REPORT 2017 Eutillio Buccilli 83% 76% 7% 18% 10% 6% Other KMP of the group Luisa Ashdown - 100% - - - - Diana Newport 92% 99% - - 8% 1% Dr Richard Allman 88% 93% 4% 6% 8% 1% Brian Manuel - 100% - - - - Kevin Fischer 85% 83% 5% 11% 10% 6% Chris Saunders 88% 81% 5% 15% 7% 4% Dr Susan Gross** 94% 100% 4% - 2% -

DIRECTORS’ REPORT (cont.) REMUNERATION REPORT (cont.) Employment contracts (cont.) There are no employment contracts in place with any Non-Executive Director of the Company. Remuneration of Key Management Personnel (“KMP”) Post-employment Other long-term Share-based Short-term Salary/fees Other Superannuation* benefits Options Totals Name and title of Year $ $ $ $ $ $ Non-Executive Directors Dr Malcolm R. Brandon Non-Executive Chairman 2017 2016 91,089 89,303 - - 8,653 8,484 - - - - 99,742 97,787 Grahame Leonard AM 2017 2016 56,065 54,967 - - 5,326 5,222 - - - - 61,391 60,189 Dr Paul Kasian 2017 2016 56,065 54,967 - - 5,326 5,222 - - - - 61,391 60,189 Dr Lindsay Wakefield 2017 2016 56,065 54,967 - - 5,326 5,222 - - - - 61,391 60,189 Totals 2017 2016 259,284 254,204 - - 24,631 24,150 - - - - 283,915 278,354 30

REMUNERATION REPORT (cont.) Remuneration of Key Management Personnel (“KMP”) (cont.) Post-employment Other long-term Short-term Share-based Termination benefits Salary/fees Other Superannuation* benefits** Options*** Totals Name and title of Year $ $ $ $ $ $ Executives Eutillio Buccilli1 Executive Director & Chief Executive Officer 2017 2016 313,650 307,500 33,000 83,800 32,566 32,062 19,297 15,519 45,639 26,623 - - 444,152 465,504 Luisa Ashdown2 Director, Licensing & IP 2017 2016 - 6,856 - - - 2,964 - (16,980) - - - 53,795 - 46,635 Diana Newport Quality & Ops. Director 2017 2016 105,493 103,343 - - 10,022 11,242 10,962 (298) 10,533 1,373 - - 137,010 115,660 Dr Richard Allman3 Scientific Director 2017 2016 162,053 158,875 8,100 11,900 16,526 16,518 12,528 8,317 17,287 2,747 - - 216,494 198,357 Brian Manuel4 Chief Financial Officer 2017 2016 - 66,667 - - - 6,333 - 4,263 - - - - - 77,263 Kevin Fischer5 Chief Financial Officer 2017 2016 168,300 113,808 12,600 16,700 17,575 10,812 9,421 5,454 22,330 9,351 - - 230,226 156,125 Chris Saunders6 US-VP Sales & Marketing 2017 2016 283,402 183,760 14,832 37,629 - - 7,408 12,277 22,330 9,351 - - 327,972 243,017 Dr Susan Gross7 US-Senior Medical Director 2017 2016 165,262 5,944 7,481 - - - 1,978 - 3,150 - - - 177,871 5,944 2017 2016 1,198,160 946,753 76,013 150,029 76,689 79,931 61,594 28,552 121,269 49,445 - 53,795 1,533,725 1,308,505 Sub-totals for Executives Total remuneration of Key Management Personnel 2017 2016 1,457,444 1,200,957 76,013 150,029 101,320 104,081 61,594 28,552 121,269 49,445 - 53,795 1,817,640 1,586,859 Notes pertaining to changes during the year: 1. 2. 3. 4. 5. “Other” includes a bonus paid or payable to Mr Buccilli in the amount of $33,000 at the discretion of the Board. Ms Ashdown ceased to be an executive with effect from July 2015. “Other” includes a bonus paid or payable to Dr Allman in the amount of $8,100 at the discretion of the Board. Mr Manuel held the role of Chief Financial Officer until his resignation in October 2015. Mr Fischer was appointed to role of Chief Financial Officer in November 2015. “Other” includes a bonus paid or payable in the amount of $12,600 at the discretion of the board. Mr Saunders was appointed to the role of Vice President Sales & Marketing in November 2015. “Other” includes a bonus paid or payable in the amount of $14,832 at the discretion of the board. Dr Gross was engaged under a consulting agreement to perform the role of Senior Medical Director for Phenogen Sciences Inc (USA) in June 2016. Remuneration is by way of a fixed monthly consultancy fee for services provided on a part time basis to 31 December 2016, after which Dr Gross was employed on a part time basis through an employment contract. Other” includes a bonus paid or payable in the amount of $7,481 at the discretion of the board. 6. 7. Referencing the previous two tables: * Post-employment benefits as per Corporations Regulation 2M.3.03(1) Item 7. Other long-term benefits as per Corporations Regulation 2M.3.03(1) Item 8. Equity settled share-based payments as per Corporations Regulation 2M.3.03(1) Item 11. ** *** The details of those Executives nominated as Key Management Personnel under section 300A of the Corporations Act 2001 have been disclosed in this Report. No other employees of the Company meet the definition of “Key Management Personnel” as defined in IAS 24 / (AASB 124) Related Party Disclosures, or “senior manager” as defined in the Corporations Act 2001. 31 GENETIC TECHNOLOGIES ANNUAL REPORT 2017

DIRECTORS’ REPORT (cont.) REMUNERATION REPORT (cont.) Options exercised, granted, altered and forfeited as part of remuneration during the year ended 30 June 2017 Details of the options held by the Executives nominated as Key Management Personnel during the year ended 30 June 2017 are set out below. As at 30 June 2017, there were 6 executives and 4 employees who held options that had been granted under the Company’s respective option plans. Options Exercised No options granted as equity compensation benefits to Executives were exercised during the year. Options Granted During the 2017 financial year 21,500,000 options were granted as equity compensation benefits to Executives. Options Granted Exercise price Fair value per option Final vesting date Name of Executive Dr. Richard Allman 5,000,000 $0.01 $0.005 16 Feb 2022 Diana Newport 4,000,000 $0.01 $0.005 16 Feb 2022 Kevin Fischer 5,000,000 $0.01 $0.005 16 Feb 2022 Chris Saunders 5,000,000 $0.01 $0.005 16 Feb 2022 Dr. Susan Gross 2,500,000 Totals 21,500,000 Options Forfeited No options granted as equity compensation benefits to Executives were forfeited during the year. Alterations to terms of Options Granted in 2016 During the 2017 financial year, the vesting conditions attached to 31,736,111 options that had previously been granted as equity compensation benefits to Executives were amended as follows: (a) Date of Alteration: 17 February 2017 (b) Market price of underlying equity instruments at date of alteration: at a price of $0.01 per share = $317,361 (c) Terms prior to alteration: (i) Number and class of underlying equity instruments: 31,736,111 options over ordinary shares with a strike price of $0.02 per share (ii) Time remaining until expiry: » Options Granted 25 November 2015 (24,236,111 Options) = ~ 3.75 years » Options Granted 1 April 2016 (7,500,000 Options) = ~ 4.1 years (iii) Vesting conditions; market related vesting conditions of share price growth whereby options can be exercised at any time after the date on which the option meets the vesting condition of the 3 months VWAP of shares traded on the ASX per table as follows: Tranche Number Vesting Condition – VWAP Price 1 $0.05 2 $0.10 3 $0.20 (d) Terms following the alteration: (i) Number and class of underlying equity instruments: 31,736,111 options over ordinary shares with a strike price of $0.02 per share (ii) Time remaining until expiry: » Options Granted 25 November 2015 (24,236,111 Options) = ~ 3.75 years, and » Options Granted 1 April 2016 (7,500,000 Options) = ~ 4.1 years. (iii) Vesting conditions; non-market related vesting conditions of tenure, vesting in 2 equal tranches as follows: » 50% entitlement released from ESCROW on 30 June 2017, and » 50% entitlement released from ESCROW on 30 June 2018. (e) Total Fair value of the options: (i) Immediately before the alteration: $423,798 (using a Monte Carlo simulation method), (ii) Immediately after the alteration: $65,667 (using a Black-Scholes option pricing model), and (iii) Difference – reduction of $358,131. 32

REMUNERATION REPORT (cont.) Options exercised, granted and forfeited as part of remuneration during the year ended 30 June 2016 During the 2016 financial year 31,736,111 options were granted as equity compensation benefits to Executives. No options were exercised and 1,500,000 were forfeited. Fair values of options The above options granted during the 2017 financial year vest in three equal tranches, with the first tranche vesting on the date of the 2017 Annual General Meeting and thereafter on each anniversary of that date, subject to the recipient meeting the vesting condition of continuous tenure during the relevant period. Fair values at grant date are independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the share price at grant date and expected price volatility of the underlying share, the expected divided yield and the risk-free interest rate for the term of the option. Fair values at grant date of the options issued during the 2016 financial year was originally determined independently using a Monte Carlo Simulation method that takes into account the exercise price, the VWAP hurdle (preceding 3 month price), the term of the option, the share price at grant date and expected price volatility of the underlying share, the expected divided yield and the risk-free interest rate for the term of the option. Option holdings of Key Management Personnel 30 June 2017 Number of options Vesting as at year end Financial Fair Value Name of option holder Opening balance Closing balance Not exercisable year in which yet to vest Granted Exercised Lapsed Exercisable options vest $ Executive Eutillio Buccilli 14,236,111 - - - 14,236,111 7,118,055 7,118,056 2018 90,777 Diana Newport 2,500,000 4,000,000 - - 6,500,000 1,250,000 5,250,000 2019 30,719 Richard Allman 5,000,000 5,000,000 - - 10,000,000 2,500,000 7,500,000 2019 46,438 Kevin Fischer 5,000,000 5,000,000 - - 10,000,000 2,500,000 7,500,000 2019 56,883 Chris Saunders 5,000,000 5,000,000 - - 10,000,000 2,500,000 7,500,000 2019 56,883 Susan Gross - 2,500,000 - - 2,500,000 - 2,500,000 2019 20,000 Totals 31,736,111 21,500,000 - - 53,236,111 15,868,055 37,368,056 301,700 Option holdings of Key Management Personnel 30 June 2016 Number of options Vesting as at year end Financial Fair Value Name of option holder Opening balance Closing balance Not Exercisable year in which yet to vest Granted Exercised Lapsed options vest $ Executive Eutillio Buccilli - 14,236,111 - - 14,236,111 - 14,236,111 * 205,377 Luisa Ashdown 1,000,000 - - (1,000,000) - - - - - Luisa Ashdown 500,000 - - (500,000) - - - - - Diana Newport - 2,500,000 - - 2,500,000 - 2,500,000 * 24,719 Richard Allman - 5,000,000 - - 5,000,000 - 5,000,000 * 49,438 Kevin Fischer - 5,000,000 - - 5,000,000 - 5,000,000 * 72,133 Chris Saunders - 5,000,000 - - 5,000,000 - 5,000,000 * 72,133 Totals 1,500,000 31,736,111 - (1,500,000) 31,736,111 - 31,736,111 423,800 * Options vest and are exercisable at any time after the date on which they meet the vesting conditions as described above. 33 GENETIC TECHNOLOGIES ANNUAL REPORT 2017

DIRECTORS’ REPORT (cont.) REMUNERATION REPORT (cont.) Shareholdings of Key Management Personnel 30 June 2017 Number of shares Acquired on exercise of convertible notes Shares held in Genetic Technologies Limited Opening balance Bought Sold Closing balance Director Dr Malcolm Brandon - - - - - Mr Eutillio Buccilli - - - - - Mr Grahame Leonard AM 6,000,000 - - - 6,000,000 Dr Paul Kasian 256,410 - - - 256,410 Dr Lindsay Wakefield 15,325,263 - 7,000,000 - 8,325,263 Executive Dr. Richard Allman - - - - - Diana Newport - - - - - Kevin Fischer - - - - - Chris Saunders - - - - - Susan Gross - - - - - Totals 21,581,673 - 7,000,000 - 14,581,673 There were no loans to/from Key Management Personnel during the financial years ending 2017 and 2016. End of Remuneration Report 34

AUDITOR INDEPENDENCE AND NON-AUDIT SERVICES Auditor independence The Directors of Genetic Technologies Limited have received an independence declaration from PricewaterhouseCoopers, the Company’s auditor, as reproduced immediately following the Directors’ Declaration on page 72 of the Financial Report. Non-audit services During the financial year, the following fees were paid or payable to the auditors of Genetic Technologies Limited and its subsidiaries in respect of both audit and non-audit services: Consolidated 2017 $ 2016 $ 1. Audit fees consist of services that would normally be provided in connection with statutory & regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide. ENVIRONMENTAL REGULATION The Company is not aware of any breaches of any environmental regulation during the 2017 financial year. ROUNDING OF AMOUNTS The Company is of a kind referred to in ASIC Corporations (Rounding in Financial/ Director’s reports) Instrument 2016/191, issued by the Australian and Securities and Investments Commission, relating to the “rounding off” of amounts in the Directors’ Report. Amounts in the Directors’ Report have been rounded off in accordance with that Class order to the nearest dollar. PROCEEDINGS ON BEHALF OF THE COMPANY No proceedings have been brought or intervened in or on behalf of the Company with leave to the Court under section 237 of the Corporations Act 2001. DIRECTORS’ MEETINGS Meeting attendances The number of meetings of Directors (including the meetings of Sub-Committees of the Board) held during the financial year, and the number of such meetings attended by each Director, were as follows: Directors’ meetings Audit Committee meetings Remuneration Committee meetings Attended Eligible Attended Eligible Attended Eligible Dr Malcolm Brandon 10 11 - - - - Mr Eutillio Buccilli 10 11 - - 2 2 Mr Grahame Leonard A.M. 10 11 4 4 - - Dr Paul Kasian 11 11 4 4 2 2 Dr Lindsay Wakefield 10 11 4 4 2 2 35 GENETIC TECHNOLOGIES ANNUAL REPORT 2017 Audit and assurance services PricewaterhouseCoopers in respect of: Audit1 325,972 334,560 Audit related 107,451 - Other audit firms in respect of: Audit of the Financial Reports of subsidiaries 4,070 5,868 Total remuneration in respect of audit services 437,493 340,428

DIRECTORS’ REPORT (cont.) Sub-committee membership As at the date of this Report, the composition of the Sub-Committees are: Audit Committee Remuneration Committee Mr Grahame Leonard AM Chairman of the Committee Dr Lindsay Wakefield Chairman of the Committee Dr Paul Kasian Dr Paul Kasian Dr Lindsay Wakefield Mr Eutillio Buccilli Signed in accordance with a resolution of the Directors. DR. MALCOLM R. BRANDON Chairman Melbourne, 29 August 2017 36

CORPORATE GOVERNANCE STATEMENT Genetic Technologies Limited (the “Company”) and its Board are committed to achieving the leading standards of corporate governance. Reference is made to the revised Corporate Governance Principles and Recommendations issued and revised from time to time by the ASX Corporate Governance Council. The Board believes that all concepts of the revised Principles and Recommendations have been satisfied, however the Board is realistic with respect to the relative size and nature of the Company and have implemented the Recommendations accordingly. The Company endeavours to ensure exceptions to the guidelines do not have negative impact on the best interests of shareholders. While in most respects the Company complies with the Recommendations, it is recognised that the development and implementation of policies and practices is an ongoing process that evolves with the needs of the business and its stakeholders. ASX Listing Rule 4.10.3 requires an entity that is included in the official list as an ASX Listing to include in its annual report either a corporate governance statement that meets the requirements of that rule or the URL of the page on its website where such a statement is located. The Company therefore advises that the current corporate governance statement and a summary of its main corporate governance practices as approved by the Board on 16 August 2017 may be found via the following link on the Company’s website: http://www.gtgcorporate.com/investor-centre/corporate-governance 37 GENETIC TECHNOLOGIES ANNUAL REPORT 2017

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/ (LOSS) FOR THE YEAR ENDED 30 JUNE 2017 Consolidated 2017 2016 Notes $ $ The above consolidated statement of comprehensive income/ (loss) should be read in conjunction with the accompanying notes. 38 Revenue from operations – genetic testing services 518,506 824,586 Less: cost of sales4 (492,417) (743,060) Gross profit from operations – genetic testing services 26,089 81,526 Other revenue5 - 300,548 Other income6 344,112 492,037 Selling and marketing expenses (2,721,474) (3,186,497) General and administrative expenses (2,933,659) (3,001,783) Laboratory and research and development costs (2,366,334) (2,688,333) Finance costs (31,995) (28,889) Impairment of intangible assets expense (544,694) - Net foreign exchange loss (175,871) (427,574) Loss from operations before income tax expense (8,403,826) (8,458,965) Income tax expense8 - - Loss for the year (8,403,826) (8,458,965) Other comprehensive (loss)/ profit Items that may be reclassified to profit or loss Exchange (loss)/ gains on translation of controlled foreign operations (130,655) 1,307,219 Other comprehensive (loss) /profit for the year, net of tax (130,655) 1,307,219 Total comprehensive loss for the year (8,534,481) (7,151,746) Loss for the year is attributable to: Owners of Genetic Technologies Limited (8,403,826) (8,458,965) Total loss for the year (8,403,826) (8,458,965) Total comprehensive loss for the year is attributable to: Owners of Genetic Technologies Limited (8,534,481) (7,151,746) Total comprehensive loss for the year (8,534,481) (7,151,746) Loss per share attributable to owners of the Company and from operations: Basic loss per share (cents per share)9 (0.40) (0.49) Diluted loss per share (cents per share)9 (0.40) (0.49)

CONSOLIDATED BALANCE SHEET AS AT 30 JUNE 2017 Consolidated 2017 2016 Notes $ $ The above consolidated balance sheet should be read in conjunction with the accompanying notes. 39 GENETIC TECHNOLOGIES ANNUAL REPORT 2017 ASSETS Current assets Cash and cash equivalents10 10,988,255 11,179,687 Trade and other receivables11 426,272 630,773 Prepayments and other assets12 217,122 320,610 Total current assets 11,631,649 12,131,070 Non-current assets Property, plant and equipment13 476,648 550,139 Intangible assets14 - 608,477 Total non-current assets 476,648 1,158,616 Total assets 12,108,297 13,289,686 LIABILITIES Current liabilities Trade and other payables15 898,103 837,983 Provisions16 567,190 494,206 Total current liabilities 1,465,293 1,332,189 Non-current liabilities Provisions16 63,960 74,308 Total non-current liabilities 63,960 74,308 Total liabilities 1,529,253 1,406,497 Net assets 10,579,044 11,883,189 EQUITY Contributed equity19 122,382,625 115,272,576 Reserves20 6,044,493 6,054,861 Accumulated losses21 (117,848,074) (109,444,248) Total equity 10,579,044 11,883,189

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2017 Consolidated 2017 2016 Notes $ $ The above consolidated statement of cash flows should be read in conjunction with the accompanying notes. 40 Cash flows (used in)/ from operating activities Receipts from customers 964,520 1,482,970 Payments to suppliers and employees (7,816,924) (9,276,907) Interest received 38,765 67,099 Net cash flows used in operating activities10 (6,813,639) (7,726,838) Cash flows (used in)/ from investing activities Proceeds from the sale of plant and equipment 52,650 7,131 Purchases of plant and equipment (234,799) (303,462) Net cash flows (used in)/ from investing activities (182,149) (296,331) Cash flows from/ (used in) financing activities Proceeds from the issue of shares 8,049,369 - Equity transaction costs (1,234,430) (1,654) Facility fee rebate 295,110 - Net cash flows from/ (used in) financing activities 7,110,049 (1,654) Net increase/ (decrease) in cash and cash equivalents 114,261 (8,024,823) Cash and cash equivalents at beginning of year 11,179,687 18,341,357 Net foreign exchange difference (305,693) 863,153 Cash and cash equivalents at end of year10 10,988,255 11,179,687

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 JUNE 2017 Contributed equity Accumulated losses Total Equity Reserves Consolidated $ $ $ $ Balance at 30 June 2015 115,247,128 4,697,403 (100,985,283) 18,959,248 Loss for the year - - (8,458,965) (8,458,965) Other comprehensive profit - 1,307,219 - 1,307,219 Total comprehensive income / loss - 1,307,219 (8,458,965) (7,151,746) Transactions with owners in their capacity as owners Value of shares issued on conversion of convertible notes 25,448 - - 25,448 Share-based payments - 50,239 - 50,239 25,448 50,239 - 75,687 Balance at 30 June 2016 115,272,576 6,054,861 (109,444,248) 11,883,189 The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes. 41 GENETIC TECHNOLOGIES ANNUAL REPORT 2017 Loss for the year --(8,403,826)(8,403,826) Other comprehensive loss -(130,655)-(130,655) Total comprehensive loss -(130,655)(8,403,826)(8,534,481) Transactions with owners in their capacity as owners Contributions of equity (net of transaction costs) 6,814,939--6,814,939 Share-based payments -120,287-120,287 Share facility fee rebate 295,110--295,110 7,110,049120,287-7,230,336 Balance at 30 June 2017 122,382,6256,044,493(117,848,074)10,579,044

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2017 1. CORPORATE INFORMATION The Financial Report of Genetic Technologies Limited (the “Company”) for the year ended 30 June 2017 was authorised for issue in accordance with a resolution of the Directors dated 29 August 2017. Genetic Technologies Limited is incorporated in Australia and is a company limited by shares. The Directors have the power to amend and reissue the financial statements. The Company’s ordinary shares are publicly traded on the Australian Securities Exchange under the symbol GTG and, via Level II American Depositary Receipts, on the NASDAQ Capital Market under the ticker GENE. 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (a) Basis of preparation This general purpose Financial Report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. Compliance with IFRS The Financial Report complies with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Historical cost convention These financial statements have been prepared under the historical cost convention except for financial assets and liabilities (including derivative instruments) which are measured at fair value. Critical accounting estimates The preparation of financial statements requires the use of certain critical accounting estimates. It also requires Management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are critical to the financial statements, are disclosed in Note 3. Going concern For the year ending 30 June 2017, the Group incurred a total comprehensive loss of $8,534,481 (2016: $7,151,746) and net cash outflow from operations of $6,813,639 (2016: $7,726,838). As at 30 June 2017 the Group held total cash and cash equivalents of $10,988,255. In light of these historical cash outflows, and further expected cash outflows from operations in the next twelve months, the Directors have initiated a comprehensive strategic review of the Group’s operations. This review, which is intended to be undertaken during the first half of the 2018 financial year, will explore a wide range of possible strategic alternatives designed to maximise near and long-term value for the Group’s shareholders (the Group has retained Roth Capital Partners LLC to serve as a financial advisor in the process). The strategic review will also give consideration to future cash needs to ensure the Group continues to hold adequate levels of cash resources to meet creditors and other commitments. The continuing viability of the Group and its ability to continue as a going concern and meet its debts and commitments as they fall due is dependent on the successful outcome of the strategic review and, if required, on the satisfactory completion of an equity raising. Due to the uncertainty surrounding the outcome of the strategic review, and the timing, quantum or the ability to raise additional funds if identified in the strategic review, there is a material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern and therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business. However, the Directors believe that the Group will be successful in the above matters and accordingly, have prepared the financial report on a going concern basis. As such no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Group not be able to continue as a going concern. As a U.S. SEC registrant, the Company is required to have its financial statements audited in accordance with Public Company Oversight Board (“PCAOB”) standards. References in these IFRS financial statements to matters that may cast significant doubt about the Company’s ability to continue as a going concern also raise substantial doubt as contemplated by the PCAOB standards. 42

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) (b) New accounting standards and interpretations (i) Standards and Interpretations affecting amounts reported in the current period (and/or prior period) The group has applied the following standards and amendments for the first time for their annual reporting period commencing 1 July 2016: » » » AASB 2016-1 Amendments to Australian Accounting Standard AASB 112 – Recognition of Deferred Tax Assets for Unrealised Losses. AASB 2016-2 Amendments to Australian Accounting Standard AASB 107 – Disclosure Initiative. AASB 2016-5 Amendments to Australian Accounting Standard AASB 2 – Classification and Measurement of Share-based Payment Transactions. The adoption of these standards did not have any impact on the current period or any prior period and is not likely to affect future periods. (ii) Standards and Interpretations in issue but not yet adopted In respect of the year ended 30 June 2017, the Group has assessed all new Australian accounting standards, and the IFRS equivalent, mandatory for adoption during the current year, noting no new standards which would have a material effect on the disclosure in these financial statements. There has been no effect on the profit and loss or the financial position of the Group. Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2017 reporting periods. The Group’s assessment of the impact of these new standards and interpretations is set out below. Title of Standard Summary and impact on Group’s financial statements Application date of the standard Application date for Group for financial year ending AASB 9 Financial Instruments AASB 9 Financial Instruments replaces AASB 139 and addresses and classification, measurement and derecognition of financial assets and liabilities. It also addresses the new hedge accounting requirements, including changes to hedge effectiveness, treatment of hedging costs and risk components that can be hedged. AASB 9 introduces a new expected loss impairment model that will require entities to account for expected credit losses at the time of recognising the asset. The Group does not expect the adoption of the new standard to have a material impact on its classification and measurement of the financial assets and liabilities or its results on adoption of the new impairment model. The new standard will result in extended disclosures in the financial statements. The Group has decided not to early adopt AASB 9. 1 January 2018 30 June 2019 AASB 15 Revenue from Contracts with Customers AASB 15 provides a single, principles based five-step model to be applied to all contracts with customers. The five steps in the model are as follows: 1. identify contracts with customers, 2. identify the separate performance obligations, 3. determine the transaction price of the contract, 4. allocate the transaction price to each of the separate performance obligations, and 5. recognise the revenue as each performance obligation is satisfied. Guidance is provided on topics such as the point in which revenue is recognised, accounting for variable consideration, costs of fulfilling and obtaining a contract and various related matters. As the Group continues to refine its billing model, any adjustments that may arise as a result of adopting this new standard will be considered when assessing its overall revenue recognition policy. 1 January 2018 30 June 2019 AASB 16 Leases AASB 16 will primarily affect the accounting by lessees and will result in the recognition of almost all leases on the balance sheet. The standard removes the current distinction between operating & financing leases and requires recognition of an asset (the right to use the leased item) and financial liability to pay rentals for almost all of the lease contracts. The accounting by lessors, however, will not significantly change. Currently the Group does not have any leases with material commitments beyond the adoption date, but will continue to monitor the potential future impact on the balance sheet when entering into any new lease agreements. The new standard will result in extended disclosures in the financial statements. The Group has decided not to early adopt AASB 16. 1 January 2019 30 June 2020 There are no other standards that are not yet effective and that are expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions. 43 GENETIC TECHNOLOGIES ANNUAL REPORT 2017

NOTES TO THE FINANCIAL STATEMENTS (cont.) FOR THE YEAR ENDED 30 JUNE 2017 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) (c) Principles of consolidation Subsidiaries The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Genetic Technologies Limited (the “Company” or “Parent Entity”) as at 30 June 2017 and the results of all subsidiaries for the year then ended. Genetic Technologies Limited and its subsidiaries together are referred to in this Financial Report as the “Group” or the “Consolidated Entity”. Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement within the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Intercompany transactions, balances and unrealised gains / losses on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the Group’s policies. Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of comprehensive income, consolidated balance sheet and consolidated statement of changes in equity, respectively. (d) Segment reporting Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing the performance of the operating segments, has been identified as the Chief Executive Officer. (e) Parent entity financial information The financial information for the parent entity, Genetic Technologies Limited has been prepared on the same basis as the consolidated financial statements, except that investments in subsidiaries are accounted for at cost in the financial statements of Genetic Technologies Limited. Loans to subsidiaries are written down to their recoverable value as at balance date. (f) Foreign currency translation The functional and presentation currency of Genetic Technologies Limited and its Australian subsidiaries is the Australian dollar (AUD). Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities which are denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All differences are taken to the statement of comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate ruling at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates ruling at the date when the fair value was determined. The functional currencies of the Company’s three overseas subsidiaries are as follows: » » » GeneType AG – Swiss francs (CHF) GeneType Corporation – United States dollars (USD) Phenogen Sciences Inc. – United States dollars (USD) As at the reporting date, the assets and liabilities of these subsidiaries are translated into the presentation currency of Genetic Technologies Limited at the rate of exchange ruling at the balance sheet date and the statement of comprehensive income is translated at the weighted average exchange rates for the period unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions. The exchange differences arising on the retranslation are recognised in other comprehensive income and taken directly to a separate component of equity. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the statement of comprehensive income. (g) Earnings per share (“EPS”) Basic EPS is calculated by dividing the profit attributable to owners of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year. Diluted EPS adjusts the figures used in the determination of basic EPS to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. 44

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) (h) Revenue recognition Revenues are recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenues can be reliably measured. Revenues are recognised at the fair value of the consideration received or receivable net of the amounts of Goods and Services Tax. The following recognition criteria must also be met before revenue is recognised: Genetic testing revenues The Company operates facilities which provide genetic testing services. The Company recognises revenue from the provision of these services when the services have been completed. License fees, royalties and annuities received The Company licenses the use of its patented genetic technologies. License fee income is recorded either upfront where the Group has no future obligations or over the license term where the Group has future obligations based on the execution of a binding agreement. The Group does not grant refunds to its customers. Royalties and annuities arising from the above licenses are recognised when earned in accordance with the substance of the agreement, in cases where no future performance is required by the Company and collection is reasonably assured. Interest received Revenue is recognised as the interest accrues using the effective interest method. Research and development tax incentive The Australian government replaced the research and development tax concession with research and development (R&D) tax incentive from 1 July 2011. The R&D tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after 1 July 2011. A refundable tax offset is available to eligible companies with an annual aggregate turnover of less than $20 million. Management has assessed the Group’s activities and expenditure to determine which are likely to be eligible under the incentive scheme. The Group accounts for the R&D tax incentive as a government grant. The grant is recognised as other income over the period in which the R&D expense is recognised. (i) Share-based payment transactions The fair value of options granted under an Employee Option Plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognized over the vesting period over which all of the specified vesting conditions are to be satisfied. The fair value at grant date is determined by management with the assistance of an independent valuer, using a Black-Scholes option pricing model or a Monte Carlo simulation analysis. The total amount to be expensed is determined by reference to the fair value of the options granted: » including any market performance conditions (e.g. the entities share price); » excluding the impact of any service and non-market performance vesting conditions (e.g. remaining an employee over a specified time period). The cumulative employee benefits expense recognised at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired; and (ii) the number of awards that, in the opinion of the Directors of the Group, will ultimately vest. This opinion is formed based on the best information available at balance date. Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as at the date of modification. Where appropriate, the dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share. The Company’s policy is to treat the options of terminated employees as forfeitures. 45 GENETIC TECHNOLOGIES ANNUAL REPORT 2017

NOTES TO THE FINANCIAL STATEMENTS (cont.) FOR THE YEAR ENDED 30 JUNE 2017 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) (j) Income tax The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and unused tax losses. The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company’s subsidiaries and associates operate and generate taxable income. Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously. Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity. Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively. Tax consolidation legislation Genetic Technologies Limited (“GTG”) and its wholly-owned Australian-resident subsidiaries have implemented the tax consolidation legislation. The head entity, GTG, and the subsidiaries in the tax consolidated group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand-alone taxpayer in its own right. In addition to its own current and deferred tax amounts, GTG also recognises the current tax assets / liabilities and the deferred tax assets arising from unused tax losses and tax credits assumed from subsidiaries in the tax consolidated group. Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Group. Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreements are recognised as a contribution to (or distribution from) wholly-owned tax subsidiaries. (k) Other taxes Revenues, expenses and assets are recognised net of the amount of Goods and Services Tax (GST) except where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet. Cash flows are included in the cash flow statement on a gross basis and the GST component arising from investing and financing activities, which is recoverable from / payable to the taxation authority, are classified as operating cash flows. (l) Withholding tax The Group generates revenues from the granting of licenses to parties resident in overseas countries. Such revenues may, in certain circumstances, be subject to the deduction of local withholding tax. In such cases, revenues are recorded net of any withholding tax deducted. 46

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) (m) Finance costs Finance costs are recognised using the effective interest rate method. (n) Cash and cash equivalents Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of 3 months or less. For the purposes of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above. Cash at bank earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates. (o) Trade and other receivables Trade receivables, which are non-interest bearing and generally have terms of between 30 to 90 days, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts. An allowance for doubtful debts is made when there is objective evidence that a receivable is impaired. Such evidence includes an assessment of the debtor’s ability and willingness to pay the amount due. The amount of the allowance/impairment loss is measured as the difference between the carrying amount of the trade receivables and the estimated future cash flows expected to be received from the relevant debtors. (p) Inventories Inventories principally comprise laboratory and other supplies and are valued at the lower of cost and net realisable value. Inventory costs are recognised as the purchase price of items from suppliers plus freight inwards and any applicable landing charges. Costs are assigned on the basis of weighted average cost. (q) Property, plant and equipment Plant and equipment is stated at cost less accumulated depreciation and any impairment in value. Depreciation is calculated on a straight-line basis over the estimated useful life of the respective asset as follows: » Laboratory equipment – 3 to 5 years » Computer equipment – 3 years » Office equipment – 3 to 5 years » Leasehold improvements – lease term, being between 1 and 3 years Costs relating to day-to-day servicing of any item of property, plant and equipment are recognised in profit or loss as incurred. The cost of replacing larger parts of some items of property, plant and equipment are capitalised when incurred and depreciated over the period until their next scheduled replacement, with the replacement parts being subsequently written off. (r) Intangible assets Patents Patents held by the Group are used in the licensing, testing and research areas and are carried at cost and amortised on a straight-line basis over their useful lives, being 10 years. External costs incurred in filing and protecting patent applications, for which no future benefit is reasonably assured, are expensed as incurred. Research and development costs Costs relating to research activities are expensed as incurred. An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. To date, all development costs have been expensed as incurred as their recoverability cannot be regarded as assured. 47 GENETIC TECHNOLOGIES ANNUAL REPORT 2017

NOTES TO THE FINANCIAL STATEMENTS (cont.) FOR THE YEAR ENDED 30 JUNE 2017 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) (s) Impairment of assets The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, the Group makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs of disposal or its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value-in-use cannot be estimated to be close to its fair value. In such cases, the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to operations are recognised in those expense categories consistent with the function of the impaired asset unless the asset is carried at its revalued amount, in which case the impairment loss is treated as a revaluation decrease. An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. If so, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in profit or loss unless it reverses a decrement previously charged to equity, in which case the reversal is treated as a revaluation increase. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life. (t) Employee benefits (i) Short-term obligations Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave and long service leave. Liabilities arising in respect of wages and salaries, expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. Expenses for non-accumulating sick leave are recognised when the leave is taken during the year and are measured at rates paid or payable. (ii) Other long-term employee benefit obligations The liabilities for long service leave and annual leave are not expected to be settled wholly within 12 months after the end of the reporting period in which the employee renders the related service. They are therefore recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur. (iii) Retirement benefit obligations The Group does not have any defined benefit funds. Statutory contributions to defined contribution superannuation funds are recognised as an expense as they become payable. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available. Statutory contributions are legally enforceable in Australia. (u) Provisions Provisions for legal claims, service claims and make good obligations are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of comprehensive income net of any reimbursement. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost. 48

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) (v) Trade and other payables Trade payables and other payables are carried at amortised cost and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services. Trade payables and other payables generally have terms of between 30 and 60 days. (w) Contributed equity Issued and paid up capital is recognised at the fair value of the consideration received by the Company. Transaction costs arising on the issue of ordinary shares are recognised directly in equity as a deduction, net of tax, of the proceeds received. The Company has a share-based payment option plan under which options to subscribe for the Company’s shares have been granted to certain executives and other employees. (x) Financial assets and liabilities Financial assets and liabilities at fair value through profit or loss are initially recognised at fair value on the date a contract is entered into and are subsequently remeasured to their fair value and at the end of each reporting period. The accounting for subsequent changes in fair value is recognised in profit or loss. (y) Business combinations The acquisition method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred also includes the fair value of any contingent consideration arrangement and the fair value of any pre-existing equity interest in the subsidiary. All costs relating to acquisitions are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets. The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in profit or loss as a bargain purchase. Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions. 3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS Estimates and judgements are evaluated and based on historical experience and other factors, including expectations of future events that may have a financial impact on the Company and that are believed to be reasonable under the circumstances. Critical accounting estimates and assumptions The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying value of certain assets and liabilities within the next annual reporting period are set out below. Impairment of intangible assets The Group determines whether intangible assets are impaired on at least an annual basis, in accordance with the accounting policies stated in Note 2(s). At 30 June 2017, the Company has recognised an impairment expense of $544,694. The assumptions used in the estimation of the recoverable and carrying amounts as well as the impairment amount of intangible assets are as detailed in note 14 below. Share-based payments transactions The Group measures the cost of equity-settled transactions with employees by reference to the value of the equity instruments at the date on which they are granted. Management has determined the fair value by engaging an independent valuer using a Black-Scholes and Monte Carlo simulation options pricing model. 49 GENETIC TECHNOLOGIES ANNUAL REPORT 2017

NOTES TO THE FINANCIAL STATEMENTS (cont.) FOR THE YEAR ENDED 30 JUNE 2017 3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (cont.) Useful lives of assets The estimation of the useful lives of assets has been based on historical experience as well as lease terms (for leased equipment) and patent terms (for patents). In addition, the condition of the assets is assessed at least annually and considered against the remaining useful life and adjustments to useful lives are made when considered necessary. Revenue from the sale of BREVAGen tests In accordance with revenue recognition principles, the Group recognises the revenue from the sale of BREVAGen and BREVAGenplus test on an accruals basis. This requires the Group to estimate the amount of revenue expected to be received based on the historical data of amounts received from tests sold since the launch of BREVAGen and BREVAGenplus. Consolidated 2017 2016 $ $ 4. COST OF SALES 1. Inventories written off include $53,856 (2016: $218,178) of items that expired during the year. 5. OTHER REVENUE 2. 3. License fees received in 2016 included $149,837 of licensing income from Applera Corporation. This agreement ended in December 2015. Derived under the Group’s non-coding assertion programme that was discontinued during 2015. 6. OTHER INCOME 7. EXPENSES 50 Amortisation of intangible assets 63,783 127,564 Depreciation of fixed assets 307,828 262,510 Employee benefits expenses 3,594,936 3,774,770 Operating lease expenses 310,413 312,586 Research and development expenses 418,598 395,539 Net profit on disposal of plant and equipment 52,188 7,132 Research and development tax incentive 253,159 359,803 Interest income 38,765 67,100 Rental income - 58,002 Total other income 344,112 492,037 License fees received2 - 252,707 Royalties and annuities received3 - 47,841 Total other revenue - 300,548 Inventories used 172,070 159,256 Direct labour costs 152,767 199,114 Depreciation expense 71,139 60,249 Inventories written off1 96,441 324,441 Total cost of sales 492,417 743,060

Consolidated 2017 2016 $ $ 8. INCOME TAX Subject to the Group continuing to meet the relevant statutory tests, the tax losses are available for offset against future taxable income. At 30 June 2017, the group had a potential tax benefit related to tax losses carried forward of $22,194,323. Such amount includes net losses of $6,452,988 related to subsidiaries in the United States (U.S.) which would expire after 20 years starting in 2030. The remaining tax losses carried forward of $15,741,335 are indefinite and are attributable to the Group’s operations in Australia. As such the total unused tax losses available to the Group, equal $22,194,323. As at balance date, there are unrecognised tax losses with a benefit of approximately $22,194,323 (2016: $21,120,691) that have not been recognised as a deferred tax asset to the Group. These unrecognised deferred tax assets will only be obtained if: (a) The Group companies derive future assessable income of a nature and amount sufficient to enable the benefits to be realised; (b) The Group companies continue to comply with the conditions for deductibility imposed by the law; and (c) No changes in tax legislation adversely affect the Group companies from realising the benefit. 51 GENETIC TECHNOLOGIES ANNUAL REPORT 2017 Reconciliation of income tax expense to prima facie tax payable Loss before income tax expense (8,403,826) (8,458,965) Tax at the Australian tax rate of 27.50% (2016: 28.50%) (2,311,052) (2,410,805) Tax effect amounts which are not deductible / (taxable) in calculating taxable income Share-based payments expense 33,079 14,318 Research and development tax incentive 108,163 116,800 Other assessable items 81,155 - Withholding tax expense - 849 Other non-deductible items 1,257 1,450 (2,087,398) (2,277,388) Difference in overseas tax rates (96,775) (225,070) Under /(over) provision (75,054) 10,583 Research and development tax credit (69,619) (102,544) Tax losses not recognised 2,328,846 2,594,419 Income tax expense - - Net deferred tax assets Deferred tax assets not recognised Property, plant & equipment 2,802 3,517 Capital raising costs 320,417 531,646 Intangible assets 2,003,505 1,978,065 Provisions 333,103 209,643 Other - - Total deferred tax assets 2,659,827 2,722,871 Deferred tax liabilities not recognised Prepayments - - Total deferred tax liabilities - - Net deferred tax assets on temporary differences not brought to account (2,659,827) (2,722,871) Total net deferred tax assets - - Tax losses Unused tax losses for which no deferred tax asset has been recognised 80,706,629 74,107,688 Potential tax benefit @ 27.50% (2016: 28.50%) 22,194,323 21,120,691

NOTES TO THE FINANCIAL STATEMENTS (cont.) FOR THE YEAR ENDED 30 JUNE 2017 8. INCOME TAX (cont.) Tax consolidation legislation Genetic Technologies Limited and its wholly-owned Australian subsidiaries implemented the tax consolidation legislation as from 1 July 2003. The accounting policy in relation to this legislation is set out in Note 2(j). The entities in the tax consolidated group have entered into a Tax Sharing Agreement which, in the opinion of the Directors, limits the joint and several liabilities of the wholly-owned entities in the case of a default by the head entity, Genetic Technologies Limited. The entities have also entered into a Tax Funding Agreement under which the wholly-owned entities fully compensate Genetic Technologies Limited for any current tax payable assumed and are compensated by Genetic Technologies Limited for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to Genetic Technologies Limited under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the respective subsidiaries’ financial statements. The amounts receivable or payable under the Tax Funding Agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. As at 30 June 2017, there are no unrecognised temporary differences associated with the Group’s investments in subsidiaries, as the Group has no liability for additional taxation should unremitted earnings be remitted (2016: $nil). Consolidated 2017 2016 $ $ 9. LOSS PER SHARE The following reflects the income and share data used in the calculations of basic and diluted loss per share: Note: None of the 75,102,778 (2016: 53,852,778) options over the Company’s ordinary shares that were outstanding as at the reporting date are considered to be dilutive for the purposes of calculating diluted earnings per share. 52 Loss for the year attributable to the owners of Genetic Technologies Limited (8,403,826) (8,458,965) Weighted average number of ordinary shares used in calculating loss per share 2,121,638,888 1,715,214,158

Consolidated 2017 2016 $ $ 10. CASH AND CASH EQUIVALENTS 11. TRADE AND OTHER RECEIVABLES (CURRENT) Note: Trade and other receivables for the Group include amounts due in US dollars of USD 153,829 (2016: USD 291,540). Refer Note 30 for details of aging, interest rate and credit risks applicable to trade and other receivables for which, due to their short-term nature, their carrying value approximates their fair value. 12. PREPAYMENTS AND OTHER ASSETS (CURRENT) 53 GENETIC TECHNOLOGIES ANNUAL REPORT 2017 Prepayments 136,923 149,459 Inventories at the lower of cost and net realisable value 76,822 166,942 Performance bond and deposits 3,377 4,209 Total current prepayments and other assets 217,122 320,610 Trade receivables 200,837 392,521 Less: provision for doubtful debts - - Net trade receivables 200,837 392,521 Other receivables 225,435 238,252 Total net current trade and other receivables 426,272 630,773 Reconciliation of cash and cash equivalents Cash at bank and on hand 10,988,255 11,179,687 Total cash and cash equivalents 10,988,255 11,179,687 Reconciliation of loss for the year Reconciliation of loss for the year after income tax to net cash flows used in operating activities is as follows: Loss for the year after income tax (8,403,826) (8,458,965) Adjust for non-cash items Amortisation and depreciation expenses 371,611 390,074 Impairment of Intangible assets 544,694 - Share-based payments expense 120,287 50,239 Non-cash rental income - (58,002) Net (profit) / loss on disposal of plant and equipment (52,188) (7,132) Net foreign exchange (gains) / losses 175,038 412,579 Adjust for changes in assets and liabilities (Increase) / decrease in trade and other receivables 204,501 84,178 (Increase) / decrease in prepayments and other assets 103,488 189,178 Increase / (decrease) in trade and other payables 60,120 (342,273) Increase / (decrease) in provisions 62,636 13,286 Net cash flows from / (used in) operating activities (6,813,639) (7,726,838) Financing facilities available As at 30 June 2017, the following financing facilities had been negotiated and were available: Total facilities Credit cards 306,128 311,269 Facilities used as at reporting date Credit cards (12,428) (32,051) Facilities unused as at reporting date Credit cards 293,700 279,218

NOTES TO THE FINANCIAL STATEMENTS (cont.) FOR THE YEAR ENDED 30 JUNE 2017 Consolidated 2017 2016 $ $ 13. PROPERTY, PLANT AND EQUIPMENT Reconciliation of movements in property, plant and equipment by asset category Opening net carrying amount Additions during year Disposals during year Depreciation expense Closing net carrying amount Asset category $ $ $ $ $ Laboratory equipment 231,485 163,780 - (153,429) 241,836 Computer equipment 59,602 60,709 (462) (35,962) 83,887 Office equipment 3,037 - - (1,278) 1,759 Leasehold improvements 256,015 10,310 - (117,159) 149,166 Totals 550,139 234,799 (462) (307,828) 476,648 54 Laboratory equipment, at cost 1,451,389 1,287,609 Less: accumulated depreciation (1,209,553) (1,056,124) Net laboratory equipment 241,836 231,485 Computer equipment, at cost 607,165 547,176 Less: accumulated depreciation (523,278) (487,574) Net computer equipment 83,887 59,602 Office equipment, at cost 167,564 167,564 Less: accumulated depreciation (165,805) (164,527) Net office equipment 1,759 3,037 Equipment under hire purchase, at cost 594,626 594,626 Less: accumulated depreciation (594,626) (594,626) Net equipment under hire purchase - - Leasehold improvements, at cost 462,797 452,487 Less: accumulated depreciation (313,631) (196,472) Net leasehold improvements 149,166 256,015 Total net property, plant and equipment 476,648 550,139 Reconciliation of property, plant and equipment Opening gross carrying amount 3,049,462 2,654,408 Add: additions purchased during the year 234,799 395,054 Less: disposals made during the year (720) - Closing gross carrying amount 3,283,541 3,049,462 Opening accumulated depreciation and impairment losses (2,499,323) (2,236,813) Add: disposals made during the year 258 - Less: depreciation expense charged (307,828) (262,510) Closing accumulated depreciation and impairment losses (2,806,893) (2,499,323) Total net property, plant and equipment 476,648 550,139

Consolidated 2017 2016 $ $ 14. INTANGIBLE ASSETS Impairment Slow growth rates in the market adoption of the BREVAGenplus breast cancer risk assessment test contributing to net losses represented an impairment triggering event. The Group performed an impairment assessment, which resulted in a non-cash impairment of the Patents and other Intangible assets associated with the BREVAGen test of $544,694. In order to support this conclusion, the Company undertook an impairment assessment as follows: » calculating the value in use of each Intangible asset using a discounted cash flow model. These models used cash flows (revenues, expenses and capital expenditure) for each asset based on their remaining useful lives of approximately 4 years. The cash flows were then discounted to net present values at an average of the most recent rates utilised by other Companies in the industry in which the Group operates and have been assessed by management to align with the long term growth profile of the Company. A pre-tax discount rate of 14.5%, and a growth rate estimate of 2.0% was used throughout the value in use model, and » comparing the resulting value in use of each Intangible asset to their respective book values. The Company also performed sensitivity analysis over the value in use calculations by varying the assumptions used to assess the impact on the valuations. On consideration of all of these key assumptions the Company, in line with its impairment testing policy has concluded that the intangible asset should be fully impaired at year end, and that a non-cash impairment expense of $544,694 be recognised at 30 June 2017. Remaining useful lives The assets associated with the BREVAGen breast cancer risk test had a remaining useful life of 4 years as at 30 June 2017. 55 GENETIC TECHNOLOGIES ANNUAL REPORT 2017 Patents Patents, at cost 36,662,592 36,662,592 Less: accumulated amortisation (32,950,533) (32,938,414) Less: impairment losses (3,712,059) (3,632,338) Total net patents - 91,840 Other intangible assets Assets associated with BREVAGen breast cancer risk test, at cost 1,033,273 1,033,273 Less: accumulated amortisation (568,300) (516,636) Less: impairment losses (464,973) - Total net other intangible assets - 516,637 Total net intangible assets - 608,477 Reconciliation of patents Opening net carrying amount 91,840 116,077 Less: amortisation expense charged (refer below) (12,119) (24,237) Less: impairment expense (79,721) - Total net patents - 91,840 Reconciliation of other intangible assets Opening net carrying amount 516,637 619,964 Less: amortisation expense charged (refer below) (51,664) (103,327) Less: impairment expense (464,973) - Total net other intangible assets - 516,637

NOTES TO THE FINANCIAL STATEMENTS (cont.) FOR THE YEAR ENDED 30 JUNE 2017 14. INTANGIBLE ASSETS (cont.) Disclosure of expenses The total amortisation expense charged during the year in respect of intangible assets of $63,783 is disclosed in the consolidated statement of comprehensive income under the heading of laboratory and research and development costs. Consolidated 2017 2016 $ $ 15. TRADE AND OTHER PAYABLES (CURRENT) Note: Trade payables for the Group include amounts due in US dollars of USD 137,154 (2016 USD 178,679) and Swiss francs of CHF 380 (2016: CHF 2,702). Refer Note 30 for details of management of interest rate, foreign exchange and liquidity risks applicable to trade and other payables for which, due to their short-term nature, their carrying value approximates their fair value. 16. PROVISIONS (CURRENT AND NON-CURRENT) * Make good provision. Genetic Technologies Limited is required to restore the leased premises situated in Fitzroy, Melbourne to their original condition at the end of the lease terms. A provision has been recognised for the present value of the estimated expenditure required to remove any leasehold improvements. These costs have been capitalised as part of the cost of leasehold improvements and are amortised over the shorter of the term of the lease or the useful life of the assets. See Note 2 (u) for the Group’s other accounting policies relevant to provisions. Note: The current provisions for annual leave and long service leave include a total amount of $428,891 (2016: $298,846) in respect of obligations which, based on historical evidence, the Company estimates will be settled more than 12 months from balance date. 56 Reconciliation of annual leave provision Balance at the beginning of the financial year 223,100 200,957 Add: obligation accrued during the year 183,613 260,434 Less: utilised during the year (166,892) (238,291) Balance at the end of the financial year 239,821 223,100 Reconciliation of long service leave provision Balance at the beginning of the financial year 253,824 354,271 (Less)/ Add: obligation accrued during the year 58,699 (16,904) Less: utilised during the year (12,784) (83,543) Balance at the end of the financial year 299,739 253,824 Current provisions Annual leave 239,821 223,100 Long service leave 243,411 217,679 Make good* 83,958 53,427 Total current provisions 567,190 494,206 Non-current provisions Long service leave 56,328 36,145 Make good* 7,632 38,163 Total non-current provisions 63,960 74,308 Total provisions 631,150 568,514 Trade payables 398,291 392,322 Other payables 195,584 270,504 Accrued expenses 304,228 175,157 Total current trade and other payables 898,103 837,983

17. FINANCIAL LIABILITIES AT FAIR VALUE THROUGH THE PROFIT OR LOSS (CURRENT AND NON-CURRENT) Debt convertible notes During the prior financial year $25,000 convertible notes plus capitalised interest were converted into 1,091,093 ordinary shares of the Company. The notes were originally issued as secured (debt) notes to existing and new Australian institutional and wholesale investors as part of a $2,150,000 raising, carrying a 10% coupon rate, and as approved at the Annual General Meeting, held on 25 November 2014, became convertible notes which could convert into ordinary shares (at a 10.0% discount to the 5 day VWAP). These convertible notes carried free attached options to purchase further shares in the Company. 18. FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS (i) Fair value hierarchy This section explains the judgements and estimates made in determining the fair values of the financial instruments that are recognised and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the group has classified its financial instruments into the three levels prescribed under the Accounting Standards. An explanation of each level follows: (a) quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1); (b) inputs other than prices included within level 1 that are observable for the asset or liability, either directly or indirectly (level 2); and (c) inputs for the asset or liability that are not based on observable market data (unobservable inputs) (level 3). No level 1 or level 2 financial assets or liabilities were held by the Group as at 30 June 2017 and 2016. Convertible note (financial liabilities) $ Opening balance 1 July 2015 (25,000) Conversions to equity 25,000 Closing balance 30 June 2016 - The Group’s policy is to recognise transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period. There were no transfers between levels 1 and 2 for recurring fair value measurements during the year, as the Company did not have any fair value assets or liabilities at 30 June 2017. (ii) Valuation techniques used to derive level 2 and level 3 fair values The Group obtains independent valuations for its financial assets and financial liabilities at least annually. At the end of each reporting period, the directors update their assessment of the fair value of each asset and liability, taking into account the most recent independent valuations. The directors determine an assets or liabilities value range within a range of reasonable fair value estimates. The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. (iii) Valuation processes Convertible note The value of the Convertible Note outstanding as at 1 July 2015 was calculated with reference to its face value, which approximates its fair value. 57 GENETIC TECHNOLOGIES ANNUAL REPORT 2017

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2017 (cont.) Consolidated 2017 2016 $ $ 19. CONTRIBUTED EQUITY Movements in shares on issue Shares $ Year ended 30 June 2016 Balance at the beginning of the financial year 1,714,191,631 115,247,128 Add: shares issued as part of the conversion of convertible notes 1,091,093 27,102 Less: transaction costs arising on share issue - (1,654) Balance at the end of the financial year 1,715,282,724 115,272,576 * Rebate of a facility fee originally provided to Kentgrove Capital on commencement date of a Standby Equity Placement Facility Agreement entered into in January 2015 that was paid on expiry of the facility agreement on 21 January 2017 in accordance with the agreement, representing a reduction in total equity transaction costs associated with the commencement of the facility. Terms and conditions of contributed equity Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares, which have no par value, entitle their holder to one vote, either in person or by proxy, at a meeting of the Company. Capital management When managing capital, Management’s objective is to ensure that the Group continues as a going concern as well as to provide returns for shareholders and benefits for other stakeholders. Management also aims to maintain a capital structure to reduce the entity’s cost of capital. 58 Year ended 30 June 2017 Balance at the beginning of the financial year 1,715,282,724115,272,576 Add: shares issued as part of private placements 720,000,0008,049,369 Add: facility fee rebate on previously issued shares* -295,110 Less: transaction costs arising on share issue -(1,234,430) Balance at the end of the financial year 2,435,282,724122,382,625 Issued and paid-up capital Fully paid ordinary shares 122,382,625 115,272,576 Total contributed equity 122,382,625 115,272,576

Consolidated 2017 2016 $ $ 20. RESERVES Nature and purpose of reserves Foreign currency translation reserve This reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries. Share-based payments reserve This reserve is used to record the value of share-based payments provided to employees and others providing similar services as part of their remuneration. 21. ACCUMULATED LOSSES 59 GENETIC TECHNOLOGIES ANNUAL REPORT 2017 Balance at the beginning of the financial year (109,444,248) (100,985,283) Add: net loss attributable to owners of Genetic Technologies Limited (8,403,826) (8,458,965) Balance at the end of the financial year (117,848,074) (109,444,248) Foreign currency translation 1,288,896 1,419,551 Share-based payments 4,755,597 4,635,310 Total reserves 6,044,493 6,054,861 Reconciliation of foreign currency translation reserve Balance at the beginning of the financial year 1,419,551 112,332 Add: net currency translation gain / (loss) (130,655) 1,307,219 Balance at the end of the financial year 1,288,896 1,419,551 Reconciliation of share-based payments reserve Balance at the beginning of the financial year 4,635,310 4,585,071 Add: share-based payments expense 120,287 50,239 Balance at the end of the financial year 4,755,597 4,635,310

NOTES TO THE FINANCIAL STATEMENTS (cont.) FOR THE YEAR ENDED 30 JUNE 2017 22. OPTIONS As at 30 June 2017, the following options over ordinary shares in the Company were outstanding. Weighted ave. exercise price Weighted ave. exercise price 2017 2016 On 30 November 2001, the Directors of the Company established a Staff Share Plan. On 19 November 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan. Under the terms of the respective Plans, the Directors of the Company may grant options over ordinary shares in Genetic Technologies Limited to executives, consultants and employees of the Group. The options, which are granted at nil cost, are not transferable and are not quoted on the ASX. As at 30 June 2017, there was 6 executive and 4 employees who held options that had been granted under the Plans. Options granted under the Plans carry no rights to dividends and no voting rights. The movements in the number of options granted under the Plans are as follows: Weighted ave. exercise price Weighted ave. exercise price 2017 2016 There were no options exercised under the Employee Option Plan during the year ended 30 June 2017 (2016: Nil). The numbers of options outstanding as at 30 June 2017 by ASX code, including the respective dates of expiry and exercise prices, are tabled below (refer Note 24 for further information). The options tabled below are not listed on ASX. Weighted ave. exercise price Weighted ave. exercise price Option description 2017 2016 The weighted average remaining contractual life of options outstanding as at 30 June 2017 was 3.28 years (2016: 3.70 years). 60 Unlisted employee options GTGAA (expiring 31 May 2019) --250,000$0.040 GTGAD (expiring 14 September 2020) 250,000$0.058 1,000,000$0.058 GTGAD (expiring 24 November 2020) 24,236,111$0.020 24,236,111$0.020 GTGAD (expiring 31 January 2021) --500,000$0.039 GTGAD (expiring 31 March 2021) 7,500,000$0.020 7,500,000$0.020 GTGAD (expiring 16 February 2022) 22,750,000$0.010 --54,736,111$0.016 33,486,111$0.022 Unlisted options attached to convertible notes GTGAC (expiring 2 December 2018) 20,366,667$0.015 20,366,667$0.015 Balance at the end of the financial year 75,102,778$0.016 53,852,778$0.019 Exercisable at the end of the financial year 36,234,722$0.017 20,450,000$0.015 Unlisted employee options Balance at the beginning of the financial year 33,486,111$0.022 3,875,000$0.140 Add: options granted during the year 22,750,000$0.010 33,736,111$0.022 Less: options exercised during the year ---- Less: options forfeited during the year (1,500,000)$0.049 (4,125,000)$0.136 Balance at the end of the financial year 54,736,111$0.016 33,486,111$0.022 Unlisted employee options (refer below) 54,736,111$0.016 33,486,111$0.022 Unlisted options attached to convertible notes 20,366,667$0.015 20,366,667$0.015 75,102,778$0.016 53,852,778$0.019

23. SEGMENT INFORMATION Identification of reportable segments The Group has identified a sole operating segment as reported that is consistent with the internal reporting provided to the chief operating decision maker and is aligned to the one major revenue stream. The Groups operating segment is summarised as follows: Business segments Revenues and income Sales Other Totals Profit / (loss) Segment $ $ $ $ Operations 2017 2016 518,506 824,586 344,112 792,585 862,618 1,617,171 (8,403,826) (8,458,965) Amortisation /depreciation Purchases of Equipment Assets Liabilities Segment $ $ $ $ Operations 2017 2016 12,108,297 13,289,686 (1,529,253) (1,406,497) (371,611) (390,074) 234,799 395,054 Geographic information » Australia – is the home country of the parent entity and the location of the Company’s genetic testing and licensing operations. » USA – is the home of Phenogen Sciences Inc. and GeneType Corporation. » Switzerland – is the home of GeneType AG. Geographic information Revenues and income Sales Other Totals Profit/(Loss) $ $ $ $ Australia 2017 2016 18,215 220 344,112 792,585 362,327 792,805 (7,000,994) (4,241,451) USA 2017 2016 500,291 824,366 - - 500,291 824,366 (1,371,001) (4,197,368) Other 2017 2016 - - - - - - (31,831) (20,146) Totals 2017 2016 518,506 824,586 344,112 792,585 862,618 1,617,171 (8,403,826) (8,458,965) Amortisation /depreciation Purchases of Equipment Assets Liabilities $ $ $ $ Australia 2017 2016 11,473,094 12,553,539 (1,291,529) (1,199,257) (362,677) (379,944) 223,096 382,893 USA 2017 2016 632,419 733,168 (233,301) (202,200) (8,934) (10,130) 11,703 12,161 Other 2017 2016 2,784 2,979 (4,423) (5,040) - - - - Totals 2017 2016 12,108,297 13,289,686 (1,529,253) (1,406,497) (371,611) (390,074) 234,799 395,054 Additional segment disclosures » » » » Other revenues and income includes interest received of $38,765 (2016: $67,099). Expenses - includes employee benefits expenses of $3,594,936 (2016: $3,774,770). Assets - includes cash of $10,988,255 (2016: $11,179,687). Liabilities - includes trade and other payables of $898,103 (2016: $837,983) and provisions of $631,150 (2016: $568,514). 61 GENETIC TECHNOLOGIES ANNUAL REPORT 2017

NOTES TO THE FINANCIAL STATEMENTS (cont.) FOR THE YEAR ENDED 30 JUNE 2017 23. SEGMENT INFORMATION (cont.) Additional segment disclosures (cont.) Included in the above figures are the following intersegment balances and transactions: Consolidated 2017 2016 $ $ Segment products and locations The principal geographic segment is Australia, with the Company’s headquarters being located in Melbourne in the State of Victoria however the key sales activities take place in the USA. Major customers During the years ended 30 June 2017 & 30 June 2016 there was no customer from whom the Group generated revenues representing more than 10% of the total consolidated revenue from operations or outstanding receivables. 24. SHARE BASED PAYMENTS (a) Employee option plan On 30 November 2001, the Directors of the Company established a Staff Share Plan. On 19 November 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan. Under the terms of the respective Plans, the Directors may, at their discretion, grant options over the ordinary shares in the Genetic Technologies Limited to executives, consultants, employees, and former Non-Executive Directors, of the Group. During the year the following options over ordinary shares were granted pursuant the Employee Option Plan at no cost; (i) 1,250,000 options (2016: 2,000,000 options) to a number of employees of the Company’s US Subsidiary, Phenogen Sciences Inc. The options vest based on non-market performance conditions (requirement to remain employed by the Company) in three tranches commencing on the date of the 2017 Annual General Meeting (AGM) of the Company and then at each of the 12 and 24 month anniversaries thereafter (2016: three equal tranches after 12 months, 24 months, and 36 months from date of grant, respectively). The fair value of each option granted is estimated by an external valuer using a Black-Scholes option-pricing model, with assumptions as follows: 2017 2016 Grant Date 17 Feb 2017 1 April 2016 25 Nov 2015 As at 30 June 2017, there were 4 employees who held options that had been granted under the Plan. The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information. 62 Options issued 1,250,000 500,0001,500,000 Dividend yield - --Historic volatility and expected volatility 60% 80% 80% Option exercise price $0.010 $0.039$0.058 Weighted average exercise price $0.010 $0.039$0.058 Risk-free interest rate 2.19% 1.93% 2.22% Expected life of an option 4.5 years 4.3 years4.5 years Model used Black-Scholes Black-ScholesBlack-Scholes Loan payable (USA) and loan receivable (Australia) 348,835 512,816 Foreign exchange gain (USA) and foreign exchange loss (Australia) 776,295 1,750,759 Cost of sales (USA) and sales (Australia) 74,762 91,896

24. SHARE BASED PAYMENTS (cont.) (a) Employee option plan (cont.) (ii) 21,500,000 options (2016: 31,736,111l) to a number of KMP. The options vest based on non-market performance conditions (requirement to remain employed by the Company) in three tranches commencing on the date of the 2017 Annual General Meeting (AGM) of the Company and then at each of the 12 and 24 month anniversaries thereafter (2016: market related vesting condition of share price growth, whereby the options are exercisable at any time after the vesting conditions are met for a period of up to 5 years after granting. The vesting conditions that must be met before a tranche of Options shall vest, namely the 3 month VWAP at which the shares of the Company must be trading on the ASX, are $0.05, $0.10 and $0.20). The fair value of each option granted is estimated by an external valuer using a Black-Scholes option-pricing model (2016: Monte Carlo simulation analysis), with assumptions as follows: 2017 2016 Grant Date 17 Feb 2017 1 April 2016 25 Nov 2015 Modification of share-based payment arrangements In February 2017, the Company modified the vesting conditions of the 31,736,111 options granted to KMP during 2016 from that of market related share price growth to non-market conditions of continuing employment with the Company, vesting in two equal tranches on the 30 June 2017 and 30 June 2018. All other vesting conditions attached to these option, including Option exercise price and expiry date remained unchanged. The fair value of the options at the date of the modification was $358,131 less than the original fair value, primarily as a result of the reduced share price at date of revaluation, as follows: Fair Value Post Modification Fair Value Pre Modification Grant Date 1 April 2016 25 Nov 2015 1 April 2016 25 Nov 2015 In line with the relevant accounting standards, the reduction in fair value of the options will not be recognised, with the expense of the original option grant to continue to be recognised as if the terms had not been modified. (b) Expenses arising from share-based payment transactions Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows: Consolidated 2017 2016 $ $ 63 GENETIC TECHNOLOGIES ANNUAL REPORT 2017 Options issued under employee option plan 120,287 50,239 Total 120,287 50,239 Options issued 7,500,00024,236,111 7,500,00024,236,111 Dividend yield ---- Historic volatility and expected volatility 60% 60% 80% 80% Option exercise price $0.020$0.020 $0.020$0.020 Weighted average exercise price $0.020$0.020 $0.020$0.020 Risk-free interest rate 2.08% 2.02% 1.93% 2.22% Expected life of an option 3.6 years3.3 years 4.3 years4.5 years Model used Black-ScholesBlack-Scholes Monte CarloMonte Carlo Options issued 21,500,000 7,500,00024,236,111 Dividend yield - --Historic volatility and expected volatility 60% 80% 80% Option exercise price $0.010 $0.020$0.020 Weighted average exercise price $0.010 $0.020$0.020 Risk-free interest rate 2.19% 1.93% 2.22% Expected life of an option 4.5 years 4.3 years4.5 years Model used Black-Scholes Monte CarloMonte Carlo

NOTES TO THE FINANCIAL STATEMENTS (cont.) FOR THE YEAR ENDED 30 JUNE 2017 Consolidated 2017 2016 $ $ 25. COMMITMENTS AND CONTINGENCIES As at 30 June 2017, the above operating leases related to the following premises that are currently occupied by the Group: Date of expiry of lease Minimum payments ($) Location Landlord Use 60-66 Hanover Street Fitzroy, Victoria 3065 Australia Crude Pty. Ltd. Office / laboratory 31 August 2018 248,481 9115 Harris Corners Parkway, Suite 320 Charlotte, North Carolina 28269 USA New Boston Harris Corners LLC Office 31 October 2017 15,187 Total 263,668 Apart from the above, there were no other commitments or contingencies as at 30 June 2017. 26. AUDITORS’ REMUNERATION Consolidated 2017 2016 $ $ 1. Audit fees consist of services that would normally be provided in connection with statutory & regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide. 64 Audit and assurance services PricewaterhouseCoopers in respect of: Audit1 325,972 334,560 Audit related 107,451 Other audit firms in respect of: Audit of the Financial Reports of subsidiaries 4,070 5,868 Total remuneration in respect of audit services 437,493 340,428 Operating lease expenditure commitments Minimum operating lease payments - not later than one year 227,992 220,486 - later than one year but not later than five years 35,676 248,481 - later than five years - - Total minimum operating lease payments 263,668 468,967

27. RELATED PARTY DISCLOSURES Ultimate parent Genetic Technologies Limited is the ultimate Australian parent company. As at the date of this Report, no shareholder controls more than 50% of the issued capital of the Company. Transactions within the Group and with other related parties During the year ended 30 June 2017, the only transactions between entities within the Group and other related parties occurred, are as listed below. Except where noted, all amounts were charged on similar to market terms and at commercial rates. Phenogen Sciences Inc. During the year ended 30 June 2017, Phenogen Sciences Inc, a subsidiary, purchased testing services from Genetic Technologies Corporation Pty. Ltd., another subsidiary at a cost of $74,762 (2016: $91,676). This transaction is eliminated on consolidation. Debt convertible notes During the year ended 30 June 2015 the Company finalised the raising of $2,150,000 via the issue of unlisted secured (debt) notes to existing and new Australian institutional and wholesale investors. The debt notes carried a 10.0% coupon rate, and as approved at the Annual General Meeting, held on 25 November 2014, became convertible notes which could convert into ordinary shares (at a 10.0% discount to the 5 day VWAP). These convertible notes also carry free attached options to purchase further shares in the Company. $125,000 of these convertible notes were issued to a holder associated with Dr Lindsay Wakefield, a Company director at the time of issue, on the same terms and conditions as other note holders, all of which were converted during the year ended 30 June 2015. The 8,333,333 share options attached to these convertible notes remain unexercised at the end of the year. There were no transactions with parties related to Key Management Personnel during the year other than that disclosed above. Details of Directors and Key Management Personnel as at balance date Directors Executives Dr Malcolm R. Brandon (Non-Executive Chairman) Mr Kevin Fischer (Chief Financial Officer) Mr Eutillio Buccilli (Executive Director & Chief Executive Officer) Ms Diana Newport (Quality and Business Operations Director) Mr Grahame Leonard AM (Non-Executive) Dr Richard Allman (Scientific Director) Dr Lindsay Wakefield (Non-Executive) Mr Chris Saunders (Vice President, Sales and Marketing – Phenogen) Dr Paul Kasian (Non-Executive) Dr Susan Gross (Senior Medical Director – Phenogen) Consolidated 2017 2016 $ $ Remuneration of Key Management Personnel 65 GENETIC TECHNOLOGIES ANNUAL REPORT 2017 Short-term employee benefits 1,533,457 1,350,986 Post-employment benefits 101,320 104,081 Share-based payments 121,269 49,445 Other long-term benefits 61,594 28,552 Termination benefits - 53,795 Total remuneration of Key Management Personnel 1,817,640 1,586,859

NOTES TO THE FINANCIAL STATEMENTS (cont.) FOR THE YEAR ENDED 30 JUNE 2017 28. SUBSIDIARIES The following diagram is a depiction of the Group structure as at 30 June 2017. Genetic Technologies Limited GeneType Corporation RareCellect Pty. Ltd. GeneType Pty. Ltd. Genetic Technologies Corporation Pty. Ltd. Phenogen Sciences Inc. GeneType AG 100% 100% 100% 100% 100% 100% Incorporation details Group interest (%) Net carrying value ($) Name of Group company 2017 2016 2017 2016 * At 30 June 2017, GeneType AG was placed into members’ voluntary liquidation. 66 Entities held directly by parent GeneType Pty. Ltd.5 September 1990 (Dormant)Victoria, Australia 100% 100% - - Genetic Technologies11 October 1996 Corporation Pty. Ltd.N.S.W., Australia (Genetic testing) 100% 100% 2 2 RareCellect Pty. Ltd.7 March 2001 (Dormant)N.S.W., Australia 100% 100% 10 10 GeneType AG *13 February 1989 (Dormant)Zug, Switzerland 100% 100% - 1,350 GeneType Corporation18 December 1989 (Dormant)California, U.S.A. 100% 100% - - Phenogen Sciences Inc.28 June 2010 (BREVAGen )Delaware, U.S.A. 100% 100% 11,006 11,006 Total carrying value 11,018 12,368

29. PARENT ENTITY FINANCIAL INFORMATION Summary financial information The individual financial statements for the parent entity, Genetic Technologies Limited, disclose the aggregate amounts set out in the following table. Consolidated 2017 2016 $ $ Related party information As at 30 June 2017, an amount of $58,148,587 (2016: $56,788,897) was receivable by the Company from its various subsidiaries and associates. As at the same date, an amount of $11,403,841 (2016: $12,099,634) was payable by the Company to its wholly-owned subsidiaries. All such loans are unsecured, generally interest free and there are no fixed terms of repayment. Financial risk management In assessing the recoverability of intercompany receivables, Genetic Technologies Limited, the parent entity, raises a provision for diminution to ensure that the carrying amount of these receivables does not exceed the net tangible assets of the subsidiaries. The balance of the provision as at 30 June 2017 was $57,492,658 (2016:$55,931,892). Contingent liabilities and commitments of the parent entity As at the date of this Report, the parent entity had no contingent liabilities or other commitments. 30. FINANCIAL RISK MANAGEMENT The Group’s activities expose it to a variety of financial risks such as credit risk, market risk (including foreign currency risk and interest rate risk) and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. The Group uses different methods to measure the different types of risk to which it is exposed. These methods include sensitivity analysis in the case of foreign exchange, interest rate and aging analysis for credit risk. Risk management is managed by the Executive under guidance provided by the Board of Directors via its Audit Committee, which provides guidance for overall risk management, as well as policies covering specific areas, such as credit risk, foreign exchange risk and interest rate risk. The Committee identifies and evaluates financial risks in close cooperation with the Group’s executive management. The Group’s principal financial instruments comprise cash and cash equivalents. The Group also has other financial assets and liabilities, such as trade receivables and payables, which arise directly from its operations. The Group does not typically enter into derivative transactions, such as interest rate swaps or forward currency contracts. It is, and has been throughout the period under review, the Group’s policy that no trading in financial instruments shall be undertaken. The main risks arising from the Group’s financial instruments are credit risk exposures, foreign currency risk, interest rate risk and liquidity risk. The policies for managing each of these risks are summarised below. Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 2. 67 GENETIC TECHNOLOGIES ANNUAL REPORT 2017 Balance sheet Current assets 10,891,441 11,208,824 Total assets 11,774,645 12,989,540 Current liabilities 1,169,270 1,046,119 Total liabilities 1,233,230 13,220,062 Equity Contributed equity 122,382,625 115,272,576 Reserves (share-based payments) 2,940,920 2,820,633 Accumulated losses (126,068,840) (118,323,731) Total equity (745,295) (230,522) Total comprehensive loss (7,745,109) (14,849,331)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2017 (cont.) 30. FINANCIAL RISK MANAGEMENT (cont.) The Group holds the following financial instruments: Consolidated 2017 2016 $ $ Credit risk The Group’s credit risk is managed on a Group basis. Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. The trade & other receivables balance at year end includes an accrual estimate of revenue to be collected from the sale of BREVAGen and BREVAGenplus tests. Recoverability of accrued revenues for tests performed is regularly monitored by management. Other receivables represent amounts accrued for which reimbursement will be applied for from the Australian Taxation Authority under the Governments Research & Development grant. The maximum exposures to credit risk at 30 June 2017 in relation to each class of recognised financial asset is the carrying amount of those assets, as indicated in the balance sheet. Financial assets included on the balance sheet that potentially subject the Group to concentration of credit risk consist principally of cash and cash equivalents and trade receivables. In accordance with the guidelines of the Group’s Short Term Investment Policy, the Group minimises this concentration of risk by placing its cash and cash equivalents with financial institutions that maintain superior credit ratings in order to limit the degree of credit exposure. For banks and financial institutions, only independently-rated parties with a minimum rating of “A-1” are accepted. The Group has also established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity. The Group does not require collateral to provide credit to its customers. Once a BREVAGen or BREVAGenplus test has been performed, historically a patient elected to self-pay or where applicable seek healthcare provider payment on receipt of the outcome of the test. The nature of this revenue recognition cycle increases the risk of credit exposure. A change to the billing policy was implemented on 1 April 2017, whereby the test is now only provided on a patient self-pay basis in an attempt to, amongst other things, mitigate this risk. The Group has not entered into any transactions that qualify as a financial derivative instrument. The trade receivables balance is reflective of historical collection rates which are monitored on an ongoing basis and adjusted accordingly based on changing collection and test data. As at 30 June 2017, the balance of the Group’s total accrued net trade receivables was $200,837 (2016: $392,521 (refer Note 11). Credit risk further arises in relation to financial guarantees given by the Group to certain parties in respect of obligations of its subsidiaries. Such guarantees are only provided in exceptional circumstances. An analysis of the aging of trade and other receivables is provided below: Note: Given the nature of the trade receivables for the remaining business all amounts are considered to be current. 68 Net trade and other receivables Current (less than 30 days) 426,272 630,773 31 days to 60 days - - 61 days to 90 days - - Greater than 90 days - - Total net trade and other receivables (Note 11) 426,272 630,773 Financial assets Cash at bank / on hand 10,988,255 11,179,687 Trade and other receivables 426,272 630,773 Performance bond and deposits 3,376 4,209 Total financial assets 11,417,903 11,814,669 Financial liabilities Trade and other payables 898,103 837,983 Total financial liabilities 898,103 837,983

30. FINANCIAL RISK MANAGEMENT (cont.) Market risk Foreign currency risk The Group operates internationally and is exposed to foreign currency exchange risk, primarily with respect to the US dollar, through financial assets and liabilities. It is the Group’s policy not to hedge these transactions as the exposure is considered to be minimal from a consolidated operations perspective. Further, as the Group incurs expenses which are payable in US dollars, the financial assets that are held in US dollars provide a natural hedge for the Group. Foreign exchange risk arises from planned future commercial transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency and net investments in foreign operations. The risk is measured using sensitivity analysis and cash flow forecasting. The Group has a Foreign Exchange Management Policy which was developed to establish a formal framework and procedures for the efficient management of the financial risks that impact on Genetic Technologies Limited through its activities outside of Australia, predominantly in the United States. The policy governs the way in which the financial assets and liabilities of the Group that are denominated in foreign currencies are managed and any risks associated with that management are identified and addressed. Under the policy, which is updated on a regular basis as circumstances dictate, the Group generally retains in foreign currency only sufficient funds to meet the expected expenditures in that currency. Surplus funds are converted into Australian dollars as and when deemed appropriate by the Board in consultation with the CFO. As at 30 June 2017, the Group held the following financial assets and liabilities that were denominated in foreign currencies: Consolidated Year USD EUR CHF Financial assets Cash at bank / on hand 2017 2016 6,203,335 5,108,964 30,852 32,767 - - Total financial assets 2017 2016 6,203,335 5,108,964 30,852 32,767 - - Financial liabilities Trade and other payables 2017 2016 99,540 96,069 - - - - Total financial liabilities 2017 2016 99,540 96,069 - - - - Notes: USD – United States dollars EUR – European euros CHF – Swiss francs During the year ended 30 June 2017, the Australian dollar / US dollar exchange rate strengthened by 3.3%, from 0.7441 at the beginning of the year to 0.7686 at the end of the year. Based on the financial instruments held at 30 June 2017, had the Australian dollar weakened/ strengthened by 10% against the US dollar with all other variables held constant, the Group’s loss for the year would have been $882,000 lower/ $722,000 higher (2016: loss $748,000 lower / loss $612,000 higher), mainly as a result of changes in the values of cash and cash equivalents which are denominated in US dollars, as detailed in the above tables. 69 GENETIC TECHNOLOGIES ANNUAL REPORT 2017

NOTES TO THE FINANCIAL STATEMENTS (cont.) FOR THE YEAR ENDED 30 JUNE 2017 30. FINANCIAL RISK MANAGEMENT (cont.) Market risk (cont.) Interest rate risk The Group’s main interest rate risk arises in relation to its short-term deposits with various financial institutions. If rates were to decrease, the Group may generate less interest revenue from such deposits. However, given the relatively short duration of such deposits, the associate risk is relatively minimal. The Group has a Short Term Investment Policy which was developed to manage the Group’s surplus cash and cash equivalents. In this context, the Group adopts a prudent approach that is tailored to cash forecasts rather than seeking high returns that may compromise access to funds as and when they are required. Under the policy, the Group deposits its surplus cash in a range of deposits / securities over different time frames and with different institutions in order to diversify its portfolio and minimise risk. On a monthly basis, Management provides the Board with a detailed list of all cash and cash equivalents, showing the periods over which the cash has been deposited, the name and credit rating of the institution holding the deposit and the interest rate at which the funds have been deposited. At 30 June 2017, if interest rates had changed by +/-50 basis points from the year-end rates, with all other variables held constant, the Group’s loss for the year would have been $12,000 lower / higher (2016: loss $20,000 lower / higher), as a result of higher / lower interest income from cash and cash equivalents. Consolidated equity for the Group would have been $12,000 higher / lower (2016: $20,000 higher / lower) mainly as a result of an increase / decrease in the fair value of cash and cash equivalents. The exposure to interest rate risks and the effective interest rates of financial assets and liabilities, both recognised and unrealised, for the Group is as follows: Weighted ave. effective rate Ave. maturity Period Floating rate Fixed rate Carrying amount Consolidated Year $ $ $ % Days Financial assets Cash at bank / on hand 2017 2016 2,468,730 3,952,078 - - 2,468,730 3,952,078 1.75% 1.98% At call At call Performance bond / deposits 2017 2016 - - 3,376 4,209 3,376 4,209 - - At call At call Totals 2017 2016 2,468,730 3,952,078 3,376 4,209 2,472,106 3,956,287 Financial liabilities Financial liabilities at fair value through profit or loss 2017 2016 - - - - - - - - - - Note: The Company holds the balance of its cash in non-interest bearing bank accounts. 70

30. FINANCIAL RISK MANAGEMENT (cont.) Liquidity risk Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents and the availability of funding through an adequate amount of committed credit facilities, such as its hire purchase and credit card facilities. The Group manages liquidity risk by continuously monitoring forecast and actual cash flows and, wherever possible, matching the maturity profiles of financial assets and liabilities. Due to the dynamic nature of the underlying businesses, Management aims to maintain flexibility in funding by keeping committed credit lines available. Surplus funds are generally only invested in instruments that are tradeable in highly liquid markets. Refer note 2(a) for further information on the material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern. A balanced view of cash inflows and outflows affecting the Group is summarised in the table below: < 6 months 6 to 12 months 1 to 5 years > 5 years Totals Consolidated Year $ $ $ $ $ Financial assets Cash at bank / on hand 2017 2016 10,988,255 11,179,687 - - - - - - 10,988,255 11,179,687 Trade and other receivables 2017 2016 426,272 630,773 - - - - - - 426,272 630,773 Performance bond and deposits 2017 2016 3,376 4,209 - - - - - - 3,376 4,209 Total financial assets 2017 2016 11,417,903 11,814,669 - - - - - - 11,417,903 11,814,669 Financial liabilities Trade and other payables 2017 2016 898,103 837,983 - - - - - - 898,103 837,983 Total financial liabilities 2017 2016 898,103 837,983 - - - - - - 898,103 837,983 Net maturity 2017 2016 10,519,800 10,976,686 - - - - - - 10,519,800 10,976,686 The Group had access to the following undrawn borrowing facility as at 30 June 2017: Facility limit Amount used Amount available Nature of facility $ $ $ Credit card facility 306,128 (12,428) 293,700 31. SUBSEQUENT EVENTS There have been no significant events which have occurred after balance date. 71 GENETIC TECHNOLOGIES ANNUAL REPORT 2017

DIRECTORS’ DECLARATION In the opinion of the Directors: (a) the Financial Statements and accompanying notes set out on pages 38 to 71 are in accordance with the Corporations Act 2001, including: (i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and (ii) giving a true and fair view of the consolidated entity’s financial position as at 30 June 2017 and of its performance for the financial year ended on that date; and (b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and Note 2 confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board. The Directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer, as required by section 295A of the Corporations Act 2001. This Declaration is made in accordance with a resolution of the Directors. DR. MALCOLM R. BRANDON Chairman Melbourne, 29 August 2017 72

AUDITOR’S INDEPENDENCE DECLARATION 73 GENETIC TECHNOLOGIES ANNUAL REPORT 2017 Auditor’s Independence Declaration As lead auditor for the audit of Genetic Technologies Limited for the year ended 30 June 2017, I declare that to the best of my knowledge and belief, there have been: (a)no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and (b)no contraventions of any applicable code of professional conduct in relation to the audit. This declaration is in respect of Genetic Technologies Limited and the entities it controlled during the period. Sam Lobley Melbourne Partner 29 August 2017 PricewaterhouseCoopers PricewaterhouseCoopers, ABN 52 780 433 757 2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001 T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au Liability limited by a scheme approved under Professional Standards Legislation.

AUDITOR’S REPORT 74 Independent auditor’s report To the shareholders of Genetic Technologies Limited Report on the audit of the financial report Our opinion In our opinion: The accompanying financial report of Genetic Technologies Limited (the Company) and its controlled entities (together, the consolidated entity or the Group) is in accordance with the Corporations Act 2001, including: a) giving a true and fair view of the consolidated entity’s financial position as at 30 June 2017 and of its financial performance for the year then ended b) complying with Australian Accounting Standards and the Corporations Regulations 2001. What we have audited The consolidated entity financial report comprises: xthe consolidated balance sheet as at 30 June 2017 xthe consolidated statement of comprehensive income / (loss) for the year then ended xthe consolidated statement of cash flows for the year then ended xthe consolidated statement of changes in equity for the year then ended xthe notes to the financial statements, which include a summary of significant accounting policies xthe directors’ declaration. Basis for opinion We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial report section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Independence We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code. Material uncertainty related to going concern We draw attention to Note 2(a) in the financial report, which indicates that the consolidated entity incurred a total comprehensive loss of $8,534,481 and had net cash outflows from operations of $6,813,639 during the year ended 30 June 2017. The consolidated entity’s ability to continue as a going concern is dependent upon its successful completion and implementation of the results of the strategic review, which was announced on 25 August 2017. These conditions, along with other matters set forth in Note 2(a) in the financial report, indicate that a material uncertainty exists that may cast significant doubt about the consolidated entity’s ability to continue as a going concern. Our opinion is not modified in respect of this matter. PricewaterhouseCoopers, ABN 52 780 433 757 2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001 T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au Liability limited by a scheme approved under Professional Standards Legislation.

environment and deficiencies 75 GENETIC TECHNOLOGIES ANNUAL REPORT 2017 Our audit approach An audit is designed to provide reasonable assurance about whether the financial report is free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial report. We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial report as a whole, taking into account the geographic and management structure of the consolidated entity, its accounting processes and controls and the industry in which it operates. The Group operates in the biotechnology industry, and is a molecular diagnostics provider that offers predictive testing and assessment tools to help medical professionals proactively manage patients’ health. The Group owns a portfolio of proprietary technology and patents with applications in different stages between development and commercialisation. The Group’s genetic testing operations are carried out in Australia while sales and marketing of the products are largely based in the United States. to going concern intangible assets the Key audit matters section of which is described in the going concern section. Materiality Audit scope Key audit matters x For the purpose of our audit we used overall materiality of $420,000, which represents approximately 5% of the consolidated entity’s total loss from operations before income tax expense. x We applied this threshold, together with qualitative considerations, to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements on the financial report as a whole. x We chose loss from operations before income tax expense, which is a commonly accepted benchmark. x We utilised a 5% threshold based on our professional judgement, noting it is within the range of commonly acceptable thresholds. x Our audit focused on where the consolidated entity made subjective judgements; for example, significant accounting estimates involving assumptions and inherently uncertain future events. x The accounting processes are structured around a Group-wide finance function at the head office in Melbourne, where our procedures were performed. x Our approach had regard for the quality of the control identified, which included lack of segregation of duties. This is not unusual for a Group of this size and structure. x Amongst other relevant topics, we communicated the following key audit matters to the Audit Committee: – Material uncertainty related – Impairment of BREVAGen x They are further described in our report, except for the matter Material uncertainty related to

AUDITOR’S REPORT (cont.) The Group performed the impairment assessment Australian Accounting Standards. disclosed in note 2(s) to the financial report. revenues and expenses in the model by Given the level of judgement involved by the Group consolidated entity’s BREVAGen and and the magnitude of the impairment charge x Benchmarking weighted average cost of capital matter. companies where available. 76 Key audit matters Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report for the current period. The key audit matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Further, any commentary on the outcomes of a particular audit procedure is made in that context. In addition to the matter described in the Material uncertainty related to going concern section, we have determined the matters described below to be the key audit matters to be communicated in our report. Impairment of BREVAGen intangible assets (Refer to note 15, Intangible Assets) Slow growth rates in the market adoption of the We considered the appropriateness of the methodology BREVAGenplus breast cancer risk assessment test applied by the consolidated entity in performing the contributing to net losses represented an impairment assessment, including the process impairment triggering event. The Group performed undertaken and rationale for supporting the impairment an impairment assessment, which resulted in arecognised. non-cash impairment of the Patents and other Intangible assets associated with the BREVAGenOur procedures over the model included: test of $544,694.x Evaluating the basis of preparation of the model by comparing the model to requirements under in accordance with its accounting policy, ASX Analysing the appropriateness of the forecasted comparison with historical sales of the in preparing the model that assessed impairment BREVAGenplus tests. recognised, we determined that this was a key audit used in the model to market data of comparable x Developing an understanding of the key drivers of the cash flow forecasts through discussion with members of management with scientific knowledge and expertise outside of the finance function. x Performing tests of the mathematical accuracy of the model. We assessed the consolidated entity’s sensitivity analysis and developed our own independent sensitivities by examining the outcomes of a range of possibilities within forecasted sales assumptions to assess the conclusions reached. We evaluated the adequacy of disclosures made in the financial report in this respect. Key audit matter How our audit addressed the key audit matter

77 GENETIC TECHNOLOGIES ANNUAL REPORT 2017 Other information The directors are responsible for the other information. The other information included in the Group’s annual report for the year ended 30 June 2017 comprises the Directors’ Report (but does not include the financial report and our auditor’s report thereon), which we obtained prior to the date of this auditor’s report. We expect other information to be made available to us after the date of this auditor’s report, including Chairman and CEO’s message, Board of Directors, Senior Management, Molecular Diagnostics and Cancer. Our opinion on the financial report does not cover the other information and we do not and will not express an opinion or any form of assurance conclusion thereon. In connection with our audit of the financial report, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed on the other information that we obtained prior to the date of this auditor’s report, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. When we read the other information not yet received as identified above, if we conclude that there is a material misstatement therein, we are required to communicate the matter to the directors and use our professional judgement to determine the appropriate action to take. Responsibilities of the directors for the financial report The directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error. In preparing the financial report, the directors are responsible for assessing the ability of the consolidated entity to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the consolidated entity or to cease operations, or have no realistic alternative but to do so. Auditor’s responsibilities for the audit of the financial report Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial report. A further description of our responsibilities for the audit of the financial report is located at the Auditing and Assurance Standards Board website at: http://www.auasb.gov.au/auditors_responsibilities/ar1.pdf. This description forms part of our auditor’s report.

78 Report on the remuneration report Our opinion on the remuneration report We have audited the remuneration report included in pages 25 to 34 of the directors’ report for the year ended 30 June 2017. In our opinion, the remuneration report of Genetic Technologies Limited for the year ended 30 June 2017 complies with section 300A of the Corporations Act 2001. Responsibilities The directors of the Company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards. PricewaterhouseCoopers Sam Lobley Melbourne 29 August 2017

ASX ADDITIONAL INFORMATION Additional information required by the Listing Rules of the Australian Securities Exchange (ASX) and not disclosed elsewhere in this Annual Report. The information provided is current as at 22 August 2017. HOME EXCHANGE The Company’s ordinary shares are quoted on the Australian Securities Exchange. The home exchange is Melbourne, Victoria. The ASX code for the Company’s ordinary shares is GTG. The Company also has a listing of Level II American Depositary Receipts (ADRs) on the National Association of Securities Dealers Automated Quotation (NASDAQ) Capital Market in the U.S.A. Each ADR comprises 150 fully paid ordinary shares and trade under the ticker symbol GENE. DISTRIBUTION OF EQUITY SECURITIES The number of shareholders as at 22 August 2017, ranked by size of holding, in each class of shares are as follows: Range of shares Number of holders Number of shares 1 - 1,000 294 167,776 1,001 - 5,000 703 2,089,804 5,001 - 10,000 403 3,327,725 10,001 - 100,000 1,069 42,800,650 100,001 - 9,999,999,999 497 2,386,896,769 Total 2,966 2,435,282,724 The number of shareholders holding less than a “marketable parcel” of shares (being 71,429 shares) is 2,305. The total number of shares held by these shareholders on 22 August was 33,232,687. TWENTY LARGEST SHAREHOLDERS The names of the twenty largest registered shareholders of the Company’s ordinary shares as at 22 August 2017 are: Rank Name Number of Shares Percentage held 1. HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED 1,978,856,629 81.26 2. MR JIMMY THOMAS + MS IVY RUTH PONNIAH 18,200,032 0.75 3. SECURITY & EQUITY RESOURCES LIMITED 15,073,506 0.62 4. MR ROGER LETTS DAWKINS + MR WAYNE COX <IMMUNOGENETICS R FDN WA A/C> 12,016,667 0.49 5. S H RAYBURN NOMINEES PTY LTD <S H RAYBURN SUPER FUND A/C> 12,000,000 0.49 6. MR WARWICK WRIGHT 9,250,000 0.38 7. SMART INVESTMENTS LIMITED 8,936,471 0.37 8. WAKKO ENTERPRISES PTY LTD <L&S WAKEFIELD S/F A/C> 7,754,763 0.32 9. MR JERRY HUI KANG GAO 7,000,000 0.29 10. HEPTON INVESTMENT PTY LTD <HONG CHEN FAMILY A/C> 6,900,000 0.28 11. CITICORP NOMINEES PTY LIMITED 6,347,512 0.26 12. IRWIN BIOTECH NOMINEES P/L <BIOA A/C> 6,200,000 0.25 13. MR WARREN DWAYNE JONES 6,000,000 0.25 13. LENFAM PTY LTD <SUPER FUND A/C> 6,000,000 0.25 15. MR JACK YUEJIN LI 5,500,000 0.23 16. MRS LESLEY LODGE 5,300,000 0.22 17. IRWIN BIOTECH NOMINEES PTY LTD <BIOA A/C> 5,000,000 0.21 18. MJGD NOMINEES PTY LTD <BSMI A/C> 4,849,129 0.20 19. SAMBOR NOMINEES PTY LTD <SUSANNE & MONIAK SAMBOR A/C> 4,600,000 0.19 20. BRUCE BARTLETT SUPERANNUATION PTY LTD <BRUCE BARTLETT SUPER A/C> 4,500,000 0.18 Totals 2,130,284,709 87.49 79 GENETIC TECHNOLOGIES ANNUAL REPORT 2017

ASX ADDITIONAL INFORMATION (cont.) SUBSTANTIAL HOLDERS Substantial holders in the Company as at 22 August 2017 are as follows: American Depositary Receipts Number Held Percentage Renaissance Technologies LLC 942,180* 5.8% * Equates to 141,327,000 ordinary shares. The underlying ordinary shares which support the ADR’s on issue by the Company’s Depositary Receipt program are administered by HSBC Custody Nominees (Aust) Ltd. RESTRICTED SECURITIES As at 22 August 2017 there were no ordinary shares that were subject to escrow arrangements with the Company. Voting Rights Article 17 of the Company’s Constitution stipulates the voting rights of Members as follows: “Subject to any rights or restrictions for the time being attached to any class or classes of shares and to this Constitution: (a) On the show of hands every person present in the capacity of a Member or proxy, attorney or representative (or in more than one of these capacities) has one vote; and (b) On a poll every person present who is a Member or proxy, attorney or representative has: (i) (ii) For each fully paid share that the person holds or represents; one vote; and For each share other than a fully paid share that the person holds or represents: that portion of one vote that the amount paid (not credited) on the shares bears to the total amount paid and payable on the share (excluding amounts credited).” 80

CORPORATE INFORMATION DIRECTORS STOCK EXCHANGES Australian Securities Exchange Code: GTG » Dr. Malcolm R. Brandon Non-Executive Chairman Mr. Eutillio Buccilli Executive Director & Chief Executive Officer Dr. Paul A. Kasian Non-Executive Mr. Grahame J. Leonard AM Non-Executive Dr. Lindsay Wakefield Non-Executive » Level 4, North Tower, Rialto 525 Collins Street Melbourne VIC 3000 Australia » » NASDAQ Capital Market Ticker: GENE » The Nasdaq Stock Market One Liberty Plaza, 165 Broadway New York NY 10006 USA COMPANY SECRETARY » Mr. Kevin Fischer REGISTERED OFFICE 60-66 Hanover Street Fitzroy VIC 3065 Australia SHARE REGISTER Computershare Investor Services Pty. Ltd. Yarra Falls, 452 Johnston Street Abbotsford VIC 3067 Australia Telephone: Facsimile: Email: +61 3 8412 7000 +61 3 8412 7040 info@gtglabs.com Telephone: Facsimile: Website: +61 3 9415 5000 +61 3 9473 2500 www.computershare.com POSTAL ADDRESS P.O. Box 115 Fitzroy VIC 3065 Australia AUSTRALIAN BUSINESS NUMBER 17 009 212 328 COMPANY WEBSITE www.gtglabs.com BANKER (AUSTRALIA) National Australia Bank Limited Level 2, 151 Rathdowne Street Carlton VIC 3053 Australia BANKER (USA) Bank of America, N.A. 155 Town Centre Drive Mooresville NC 28117 USA AUDITOR PricewaterhouseCoopers Chartered Accountants 2 Riverside Quay Southbank VIC 3006 Australia Designed and produced by motivo

Genetic Technologies Limited 60-66 Hanover Street Fitzroy, Victoria 3065 Australia T: +61 3 8412 7000 F: +61 3 8412 7040 E: info@gtglabs.com P.O. Box 115 Fitzroy, Victoria 3065 Australia www.gtglabs.com

GENETIC TECHNOLOGIES ANNUAL REPORT 2017